                                                Filed Pursuant to Rule 424(b)(2)
                                                Registration No. 333-88479


PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED OCTOBER 22, 1999)
                                                         PNC LOGO

                                 $1,000,000,000

                                PNC FUNDING CORP

                $300,000,000 FLOATING RATE SENIOR NOTES DUE 2003

                    $700,000,000 5.75% SENIOR NOTES DUE 2006

                         UNCONDITIONALLY GUARANTEED BY

                     THE PNC FINANCIAL SERVICES GROUP, INC.
                               ------------------

     PNC Funding Corp will issue the senior notes in two series: $300,000,000 aggregate principal amount that will mature on August 1, 2003, and bear interest at a floating rate of LIBOR plus 0.22%; and $700,000,000 aggregate principal amount that will mature on August 1, 2006, and bear interest at 5.75% per annum.

     Interest on the 2003 senior notes is payable quarterly in arrears on February 1, May 1, August 1 and November 1 of each year beginning November 1, 2001. Interest on the 2006 senior notes is payable semiannually in arrears on February 1 and August 1 of each year beginning February 1, 2002. The senior notes will rank equally with all other unsecured senior indebtedness of PNC Funding Corp. The PNC Financial Services Group, Inc. will guarantee the senior notes and the guarantees will rank equally with the senior unsecured indebtedness of The PNC Financial Services Group, Inc. The senior notes are not guaranteed by the subsidiaries of The PNC Financial Services Group, Inc. The guarantees are effectively subordinated to all indebtedness and other liabilities (including trade payables and deposits) of such subsidiaries. PNC Funding Corp may redeem the senior notes for the reasons described under "Certain Terms of the Senior Notes -- Redemption for Taxation Reasons." The senior notes are not otherwise redeemable prior to maturity. The senior notes will not be subject to any sinking fund.

     We have applied to have the senior notes listed on the Luxembourg Stock Exchange in accordance with the rules of that exchange.

     THE SENIOR NOTES AND THE GUARANTEES ARE NOT DEPOSITS OF A BANK AND ARE NOT INSURED BY THE UNITED STATES FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER INSURER OR GOVERNMENT AGENCY.

     None of the Securities and Exchange Commission, any state securities commission, the Luxembourg Stock Exchange nor any foreign government agency has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
                               ------------------

                                                  PER SENIOR NOTE    PER SENIOR NOTE
                                                     DUE 2003           DUE 2006           TOTAL
                                                  ---------------    ---------------    ------------
Public Offering Price...........................      100.000%           99.837%        $998,859,000
Underwriting Discount...........................        0.200%            0.350%        $  3,050,000
Proceeds to PNC Funding Corp (before
  expenses).....................................       99.800%           99.487%        $995,809,000

     Interest on the senior notes will accrue from August 1, 2001 to the date of delivery.
                               ------------------

     The underwriters expect to deliver the senior notes to purchasers in book-entry form only through The Depository Trust Company, Clearstream, Luxembourg and the Euroclear System, as the case may be, on or about August 1, 2001.

                               ------------------

                          JOINT BOOK-RUNNING MANAGERS
JPMORGAN                                                    SALOMON SMITH BARNEY
                               ------------------

GOLDMAN, SACHS & CO.
                             MERRILL LYNCH & CO.
                                                    PNC CAPITAL MARKETS, INC.

July 25, 2001

    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT PAGE OF THIS PROSPECTUS SUPPLEMENT OR, WITH RESPECT TO INFORMATION INCORPORATED BY REFERENCE, AS OF THE DATE OF SUCH INFORMATION.
                               ------------------

    THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS MAY BE USED BY PNC CAPITAL MARKETS, INC. AND J.J.B. HILLIARD, W.L. LYONS, INC., BOTH OF WHICH ARE AFFILIATES OF THE PNC FINANCIAL SERVICES GROUP, INC. AND PNC FUNDING CORP, IN CONNECTION WITH OFFERS AND SALES RELATED TO SECONDARY MARKET TRANSACTIONS IN THE SENIOR NOTES. PNC CAPITAL MARKETS, INC., J.J.B. HILLIARD, W.L. LYONS, INC. AND OTHER AFFILIATES OF THE PNC FINANCIAL SERVICES GROUP, INC. AND PNC FUNDING CORP MAY ACT AS PRINCIPAL OR AGENT IN THOSE TRANSACTIONS. THOSE SALES WILL BE MADE AT PRICES RELATED TO PREVAILING MARKET PRICES AT THE TIME OF SALE OR OTHERWISE.

    We have applied to list the senior notes on the Luxembourg Stock Exchange in accordance with the rules of that exchange. We cannot guarantee that listing will be obtained on the Luxembourg Stock Exchange. Inquiries regarding our listing status on the Luxembourg Stock Exchange should be directed to our Luxembourg listing agent, Deutsche Bank Luxembourg SA, 2 Boulevard Konrad Adenauer, L-1115 Luxembourg.

    This prospectus supplement and the accompanying prospectus include particulars given in compliance with the rules governing the listing of securities on the Luxembourg Stock Exchange for the purpose of giving information with regard to The PNC Financial Services Group, Inc. and PNC Funding Corp. The Luxembourg Stock Exchange takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness, and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this prospectus supplement and the accompanying prospectus. Copies of this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus will be available free of charge at the office of the Luxembourg listing agent.

    Subject to the following sentence, we accept responsibility for the information contained in this prospectus supplement and the accompanying prospectus and confirm, having made all reasonable inquiries, that to the best of our knowledge and belief there are no other facts the omission of which would make any statement herein misleading in any material respect as of the date of this prospectus supplement. We have obtained the information in "Certain Terms of the Senior Notes -- Book-Entry System" concerning The Depository Trust Company ("DTC"), the Euroclear System ("Euroclear"), Clearstream Banking Luxembourg S.A. ("Clearstream, Luxembourg") and their respective book-entry systems from prospectus language prepared by DTC, Euroclear and Clearstream, Luxembourg describing book-entry-only issuance, and we take responsibility for having correctly extracted that information from these sources in all material respects, but we take no responsibility for the accuracy of the information itself.

    References to "PNC" in this prospectus supplement and in the accompanying prospectus are references to The PNC Financial Services Group, Inc., formerly known as PNC Bank Corp., specifically or, if the context requires, to The PNC Financial Services Group, Inc. together with its subsidiaries. References to "PNC Funding" in this prospectus supplement and the accompanying prospectus are references to PNC Funding Corp, a wholly-owned indirect subsidiary of PNC, specifically; and references to "we," "us" and "our" are references to PNC and PNC Funding.

    The distribution of this prospectus supplement and the accompanying prospectus and the offering of the senior notes in some jurisdictions may be restricted by law. Persons who receive this prospectus supplement and the accompanying prospectus should inform themselves about and observe any such restrictions. This prospectus supplement and the accompanying prospectus do not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation. See "Offering Restrictions."

    In this prospectus supplement and the accompanying prospectus, unless otherwise specified or the context otherwise requires, references to "dollars," "$" and "U.S. $" are to United States dollars.

    Information contained in this prospectus supplement updates and supersedes information in the accompanying prospectus.
                               ------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----

                   PROSPECTUS SUPPLEMENT
The PNC Financial Services Group, Inc.......................   S-4
Executive Officers and Directors of PNC.....................   S-4
Executive Officers and Directors of PNC Funding.............   S-5
Recent Developments.........................................   S-6
Use of Proceeds.............................................   S-6
Capitalization of The PNC Financial Services Group, Inc.....   S-7
Summary Consolidated Financial Data.........................   S-8
Certain Terms of the Senior Notes...........................   S-9
Certain United States Federal Income Tax Considerations.....  S-19
Underwriting................................................  S-22
Offering Restrictions.......................................  S-23
Legal Opinions..............................................  S-25
Experts.....................................................  S-25
General Information.........................................  S-26

                         PROSPECTUS
About this Prospectus.......................................     3
Where You Can Find More Information.........................     3
Incorporation of Certain Documents by Reference.............     4
PNC Bank Corp...............................................     4
PNC Funding Corp............................................     5
Use of Proceeds.............................................     5
Consolidated Ratio of Earnings to Fixed Charges.............     5
Consolidated Ratio of Earnings to Combined Fixed Charges and
  Preferred Stock Dividends.................................     6
Description of Debt Securities and Guarantees...............     6
Description of Common Stock.................................    20
Description of Preferred Stock..............................    21
Description of Depositary Shares............................    25
Plan of Distribution........................................    27
Legal Opinions..............................................    28
Experts.....................................................    28

                     THE PNC FINANCIAL SERVICES GROUP, INC.

     PNC is a bank holding company registered under the Bank Holding Company Act of 1956, as amended, and a financial holding company under the Gramm-Leach-Bliley Act. PNC was incorporated in 1983 under Pennsylvania law with the consolidation of Pittsburgh National Corporation and Provident National Corporation. Since 1983, PNC has diversified its geographic presence, business mix and product capabilities through strategic bank and nonbank acquisitions and the formation of various nonbanking subsidiaries.

     PNC is one of the largest diversified financial services organizations in the United States, operating businesses engaged in regional community banking, corporate banking, real estate finance, asset-based lending, wealth management, asset management and global fund services. PNC provides certain products and services nationally and others in PNC's primary geographic markets in Pennsylvania, New Jersey, Delaware, Ohio and Kentucky. PNC also provides certain asset management and processing products and services internationally. At June 30, 2001, PNC's consolidated assets, deposits, and shareholders' equity were $70.0 billion, $45.8 billion, and $6.7 billion, respectively.

     PNC's principal executive offices are located at One PNC Plaza, 249 Fifth Avenue, Pittsburgh, Pennsylvania 15222-2707 and its telephone number is (412) 762-1553.

                    EXECUTIVE OFFICERS AND DIRECTORS OF PNC

     The following persons are the executive officers of PNC. The title of each executive officer appears opposite his or her name.

James E. Rohr                       Chairman, President and Chief Executive Officer
Walter E. Gregg, Jr.                Vice Chairman
Thomas K. Whitford                  Group Executive, Executive Vice President, Strategic
                                      Planning
Joseph C. Guyaux                    Group Executive, Executive Vice President, Regional
                                      Community Banking
Ralph S. Michael, III               Group Executive, Executive Vice President, PNC Advisors and
                                      PNC Capital Markets
Robert L. Haunschild                Senior Vice President and Chief Financial Officer
Thomas E. Paisley, III              Senior Vice President and Chairman of Corporate Credit
                                      Policy
Samuel R. Patterson                 Controller
Helen P. Pudlin                     Senior Vice President and General Counsel
Timothy G. Shack                    Group Executive, Executive Vice President and Chief
                                      Information Officer

     The following persons are the members of the Board of Directors of PNC. The principal occupation of each director appears opposite his or her name.

Paul W. Chellgren                   Chairman and Chief Executive Officer, Ashland Inc.
Robert N. Clay                      President and Chief Executive Officer, Clay Holding Company
George A. Davidson, Jr.             Retired Chairman, Dominion Resources, Inc.
David F. Girard-diCarlo             Co-Chairman and Managing Partner, Blank Rome Comisky &
                                      McCauley LLP
Walter E. Gregg, Jr.                Vice Chairman, The PNC Financial Services Group, Inc.
William R. Johnson                  Chairman, President and Chief Executive Officer, H.J. Heinz
                                      Company
Bruce C. Lindsay                    Chairman and Managing Director, Brind-Lindsay & Co., Inc.
W. Craig McClelland                 Retired Chairman and Chief Executive Officer, Union Camp
                                      Corporation
Thomas H. O'Brien                   Retired Chairman, The PNC Financial Services Group, Inc.
Jane G. Pepper                      President, Pennsylvania Horticultural Society
James E. Rohr                       Chairman, President and Chief Executive Officer, The PNC
                                      Financial Services Group, Inc.
Lorene K. Steffes                   Vice President, Software Services and Software Group
                                      Pittsburgh Site Executive, IBM Corporation
Thomas J. Usher                     Chairman and Chief Executive Officer, USX Corporation
Milton A. Washington                President and Chief Executive Officer, Allegheny Housing
                                      Rehabilitation Corporation
Helge H. Wehmeier                   President and Chief Executive Officer, Bayer Corporation

                EXECUTIVE OFFICERS AND DIRECTORS OF PNC FUNDING

     The following persons are the executive officers of PNC Funding. The title of each executive officer appears opposite his or her name.

Robert L. Haunschild                Chairman and President
Randall C. King                     Senior Vice President
Kevin Glass                         Vice President and Assistant Treasurer
Lisa Kovac                          Vice President and Assistant Treasurer
Maria C. Schaffer                   Vice President and Treasurer
Thomas R. Moore                     Secretary
Dale F. Marrison                    Assistant Secretary

     The following persons are the members of the Board of Directors of PNC Funding. The principal occupation of each director appears opposite his or her name.

Walter E. Gregg, Jr.                Vice Chairman, The PNC Financial Services Group, Inc.
Robert L. Haunschild                Senior Vice President and Chief Financial Officer, The PNC
                                      Financial Services Group, Inc.
Randall C. King                     Treasurer, The PNC Financial Services Group, Inc.

     With respect to the senior notes, the address of each executive officer and member of the Boards of Directors of PNC Funding and PNC is One PNC Plaza, 249 Fifth Avenue, Pittsburgh, PA 15222-2707, U.S.A.

                              RECENT DEVELOPMENTS

     On July 19, 2001, PNC announced its financial results for the quarter ended June 30, 2001. Earnings were $295 million or $1.00 per diluted share compared with earnings from continuing operations of $299 million or $1.01 per diluted share for the second quarter of 2000. Excluding a $22 million or $0.08 per diluted share net loss from venture capital activities, second quarter 2001 results increased 7 percent to $317 million or $1.08 per diluted share. Reported earnings for the second quarter of 2000, which include the residential mortgage banking business that was sold in January 2001, were $315 million or $1.06 per diluted share. Return on average common shareholders' equity was 18.13 percent and return on average assets was 1.67 percent for the second quarter of 2001 compared with 21.91 percent and 1.68 percent, respectively, for the second quarter of 2000. As of June 30, 2001, PNC's borrowed funds were $12.1 billion, while shareholders' equity and capital stock were $6.7 billion and $3.0 billion, respectively.

                                USE OF PROCEEDS

     We anticipate our net proceeds from the sale of the senior notes, before expenses, to be $995,809,000. Of these proceeds, we intend to use approximately $300 million to reduce a portion of PNC Funding's outstanding commercial paper. As of June 30, 2001, PNC Funding had a total of $580 million of commercial paper outstanding, with an average weighted maturity of 19 days and an average weighted interest rate of 3.89% per annum. PNC Funding used the proceeds of the issuance of its outstanding commercial paper to finance the activities of PNC and its subsidiaries. We intend to use the remainder of the net proceeds for general corporate purposes, which may include:

     - advances to PNC and its subsidiaries to finance their activities,

     - financing of possible future acquisitions,

     - repayment of other outstanding indebtedness, and

     - repurchases of issued and outstanding shares of common and/or preferred stock under authorized programs of PNC.

     Until we use the net proceeds from the sale of the senior notes for these purposes, we will use the net proceeds to reduce our short-term indebtedness or for temporary investments. We expect that we may from time to time engage in additional financings of a character and in amounts to be determined.

                               CAPITALIZATION OF
                     THE PNC FINANCIAL SERVICES GROUP, INC.
                                  (UNAUDITED)

     The following table sets forth the actual unaudited consolidated capitalization of PNC as of March 31, 2001 and as adjusted to reflect the issuance of the senior notes. PNC Funding's unaudited financial data and other information are part of the consolidated results of PNC. This data is prepared on a basis consistent with that of PNC's audited consolidated financial statements for the year ended December 31, 2000. The following data should be read in conjunction with PNC's unaudited consolidated financial statements included in PNC's Quarterly Report on Form 10-Q for the three months ended March 31, 2001 and audited consolidated financial statements incorporated by reference in PNC's Annual Report on Form 10-K for the year ended December 31, 2000.

                                                                    MARCH 31, 2001
                                                              --------------------------
                                                               ACTUAL       AS ADJUSTED
                                                              ---------    -------------
                                                              (U.S. DOLLARS IN MILLIONS)
Deposits....................................................   $47,189        $47,189
Subordinated debt...........................................     2,379          2,379
Other borrowed funds........................................     9,900         10,900
                                                               -------        -------
Total debt..................................................    59,468         60,468
Mandatorily redeemable capital securities of subsidiary
  trusts....................................................       848            848
Equity capital:
  Common stock..............................................     1,764          1,764
  Preferred stock...........................................         7              7
  Treasury stock............................................    (3,151)        (3,151)
  Surplus...................................................     1,323          1,323
  Retained earnings.........................................     6,857          6,857
  Other.....................................................       (19)           (19)
                                                               -------        -------
Total equity capital........................................     6,781          6,781
                                                               -------        -------
Total capitalization........................................   $67,097        $68,097
                                                               =======        =======

     At March 31, 2001, PNC's Articles of Incorporation, as amended and restated, provided that the amount of authorized capital stock of PNC was $2.27 billion, comprised of 450.0 million shares of common stock, par value $5.00 per share, and 20.0 million shares of preferred stock, par value $1.00 per share. Effective April 24, 2001, PNC amended its Articles of Incorporation to increase the amount of authorized capital stock of PNC to $4.02 billion, comprised of
800.0 million shares of common stock, par value $5.00 per share, and 20.0 million shares of preferred stock, par value $1.00 per share. At March 31, 2001, the number of shares of common stock issued and outstanding was approximately
289.0 million, all of which were fully paid and nonassessable. Also, at March 31, 2001, PNC had five series of preferred stock outstanding with a total liquidation value of $311.2 million. On April 5, 2001, PNC repurchased approximately 1.9 million shares of Series F Preferred Stock, each share with a liquidation value of $50.00.

     As of the date of this prospectus supplement, there has been no material change in the consolidated capitalization of PNC since March 31, 2001 other than as described above.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The following unaudited table sets forth certain consolidated financial data for PNC and its subsidiaries and is qualified in its entirety by the detailed information and financial statements included in the documents incorporated herein by reference. See "Incorporation of Certain Documents by Reference" in the accompanying prospectus.

                                             THREE MONTHS ENDED
                                                  MARCH 31,                    YEAR ENDED DECEMBER 31,
                                             -------------------   -----------------------------------------------
                                               2001       2000      2000      1999      1998      1997      1996
                                             --------   --------   -------   -------   -------   -------   -------
                                                                  (U.S. DOLLARS IN MILLIONS)
SUMMARY OF OPERATIONS
  Interest income..........................  $ 1,172    $ 1,161    $ 4,732   $ 4,583   $ 5,024   $ 4,912   $ 4,812
  Interest expense.........................      618        606      2,568     2,239     2,536     2,467     2,413
  Net interest income......................      554        555      2,164     2,344     2,488     2,445     2,399
  Provision for credit losses..............       80         31        136       163       225        70
  Noninterest income excluding net
    securities gains (losses)..............      672        731      2,871     2,428     2,070     1,583     1,217
  Net securities gains (losses)............       29         (3)        20        22        16        40        22
  Noninterest expense......................      775        792      3,071     2,843     2,698     2,403     2,112
  Applicable income taxes..................      135        158        634       586       571       557       535
  Income from continuing operations........      265        302      1,214     1,202     1,080     1,038       991
  Income from discontinued operations......       40          6         65        62        35        14         1
  Income before cumulative effect of
    accounting change......................      305        308      1,279     1,264     1,115     1,052       992
  Cumulative effect of accounting change...       (5)
  Net income...............................  $   300    $   308    $ 1,279   $ 1,264   $ 1,115   $ 1,052   $   992
PERIOD-END BALANCE SHEET DATA
  Total assets.............................  $70,966    $68,474    $69,844   $69,286   $70,754   $71,694   $71,312
  Loans, net of unearned income............   45,626     50,259     50,601    49,673    57,633    54,235    51,791
  Allowance for credit losses..............      675        674        675       674       753       972     1,166
  Shareholders' equity.....................    6,781      6,039      6,656     5,946     6,043     5,384     5,869
AVERAGE BALANCE SHEET DATA
  Total assets.............................  $71,992    $68,756    $68,978   $68,363   $69,624   $68,235   $68,988
  Earning assets...........................   61,534     60,526     59,875    61,301    63,077    62,082    63,169
  Loans, net of unearned income............   49,637     49,966     50,018    52,780    55,613    52,899    48,757
  Securities available for sale............    8,061      6,128      6,061     6,084     6,129     8,316    13,384
  Deposits.................................   46,268     44,255     45,672    44,152    43,894    43,931    44,499
  Borrowed funds...........................   14,375     15,333     13,746    15,466    17,908    16,875    17,182
  Shareholders' equity.....................    6,671      5,927      6,137     5,870     5,581     5,478     5,828
SELECTED RATIOS
  Return on average common shareholders'
    equity.................................    18.82%     21.71%     21.63%    22.41%    20.81%    20.01%    17.18%
  Return on average assets.................     1.62       1.66       1.68      1.69      1.49      1.49      1.40
  Average common shareholders' equity to
    average total assets...................     8.83       8.17       8.44      8.13      7.56      7.57      8.32
  Net interest margin......................     3.53       3.46       3.37      3.68      3.85      3.94      3.83
CREDIT QUALITY RATIOS
  Nonperforming loans to period-end
    loans..................................      .74        .60        .64       .59       .50       .50       .67
  Nonperforming assets to period-end loans,
    loans held for sale and foreclosed
    assets.................................      .81        .65        .71       .61       .55       .59       .87
  As a percent of average loans
    Net charge-offs........................      .65        .25        .27       .31       .80       .51       .34
    Provision for credit losses............      .65        .25        .27       .31       .40       .13
    Allowance for credit losses............     1.36       1.35       1.35      1.28      1.35      1.84      2.39
  Allowance as a percent of period-end
    Loans..................................     1.48       1.34       1.33      1.36      1.31      1.79      2.25
    Nonperforming loans....................   200.89     224.67     208.98    231.62    263.29    360.00    337.97
RATIO OF EARNINGS TO FIXED CHARGES(A)
  Excluding interest on deposits...........     2.59x      2.74x      2.79x     2.82x     2.42x     2.48x     2.50x
  Including interest on deposits...........     1.62       1.73       1.69      1.76      1.63      1.63      1.62

---------------
(a) The consolidated ratio of earnings to fixed charges has been computed by dividing income from continuing operations before taxes (which excludes the income from discontinued operations and the cumulative effect of accounting change) and fixed charges by fixed charges. Fixed charges represent all interest expense (ratios are presented both excluding and including interest on deposits), borrowed funds discount amortization expense and the portion of net rental expense which is deemed to be equivalent to interest on debt. Interest expense (other than on deposits) includes interest on bank notes and senior debt, federal funds purchased, repurchase agreements, other borrowed funds, and subordinated debt.

                       CERTAIN TERMS OF THE SENIOR NOTES

     The senior notes will be issued by PNC Funding. Each series of senior notes will be Senior Debt Securities, as such term is defined in the accompanying prospectus. The following description of the particular terms of the senior notes supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Senior Debt Securities in the accompanying prospectus, to which description we refer you. The accompanying prospectus sets forth the meaning of certain capitalized terms used herein and not otherwise defined.

GENERAL

     The senior notes due on August 1, 2003 (the "2003 Notes") and the senior notes due on August 1, 2006 (the "2006 Notes") will initially be limited to $300,000,000 aggregate principal amount and $700,000,000 aggregate principal amount, respectively, and will be issued under an Indenture dated as of December 1, 1991, among PNC, PNC Funding and The Chase Manhattan Bank, as Trustee, as supplemented by a Supplemental Indenture dated as of February 15, 1993 and a Second Supplemental Indenture dated as of February 15, 2000. References to the Indenture in this section will mean the Indenture as so supplemented. The accompanying prospectus provides a more complete description of the Indenture dated as of December 1, 1991 and the Supplemental Indenture. The senior notes are unconditionally guaranteed as to payment of principal and interest by PNC. Except as described below, the senior notes will be issued only in book-entry form. The senior notes will be represented by one or more permanent global certificates registered in the name of the nominee of DTC (each a "Global Note" and collectively, the "Global Notes"). The senior notes will be available for purchase in denominations of $1,000 and integral multiples thereof.

     The 2003 Notes and the 2006 Notes, respectively, will mature on August 1, 2003 and August 1, 2006 at their principal amount unless previously redeemed or cancelled. Except for certain reasons related to U.S. taxation as discussed in "Certain Terms of the Senior Notes - Redemption for Taxation Reasons," the senior notes may not be redeemed by PNC Funding prior to their stated maturity.

     If any of the interest payment dates or a maturity date falls on a day that is not a business day, PNC Funding will postpone the interest payment date or the maturity date to the next succeeding business day, but the payment made on such dates will be treated as being made on the date payment was first due and the holders of the senior notes will not be entitled to any further interest or other payments with respect to such postponements. The term "business day" means any day other than a Saturday or Sunday on which DTC, Euroclear and Clearstream, Luxembourg are operating and on which banks and foreign exchange markets are open for business in the city of offices of the principal paying agent and of the Luxembourg paying and listing agent and a day that it is not a day on which banks are generally authorized or required by law or executive order to be closed in the City of New York, New York, the City of Pittsburgh, Pennsylvania or the Commonwealth of Pennsylvania.

     The interest payable on the senior notes on any interest payment date, subject to certain exceptions, will be paid to the person in whose name the senior notes are registered at the close of business on the fifteenth calendar day, whether or not a business day, immediately preceding the interest payment date. However, interest that PNC Funding pays on the maturity date will be paid to the person to whom the principal will be payable. Interest will be payable by wire transfer in immediately available funds in U.S. dollars at the office of the principal paying agent in New York, New York, at the office of the Luxembourg paying and listing agent for so long as the senior notes are listed on the Luxembourg Stock Exchange, or at PNC Funding's option in the event the senior notes are not represented by Global Notes, by check mailed to the address of the person specified for payment in the preceding sentences.

     The senior notes are unconditionally guaranteed by PNC and rank equally with all of PNC Funding's other unsecured senior indebtedness. The guarantees will rank equally with the senior unsecured indebtedness of PNC. The senior notes are not guaranteed by the subsidiaries of PNC. The guarantees are effectively subordinated to all indebtedness and other liabilities (including trade payables and deposits) of such subsidiaries.

     The senior notes and the guarantees are not deposits of a bank and are not insured by the United States Federal Deposit Insurance Corporation or any other insurer or government agency.

INTEREST

  The 2003 Notes

     The 2003 Notes will bear interest at a floating rate of LIBOR plus 0.22%. PNC Funding will pay interest on the 2003 Notes quarterly in arrears by 2:30 p.m. New York City time on February 1, May 1, August 1 and November 1 of each year, each an "interest payment date" for the 2003 Notes, and on the maturity date. Interest will be computed on the basis of a 360-day year for the actual number of days elapsed.

     Interest on the 2003 Notes will accrue from August 1, 2001 to November 1, 2001 excluding the first interest payment date and then from, and including, the immediately preceding interest payment date to which interest has been paid or duly provided for to, but excluding, the next interest payment date or the maturity date, as the case may be. Each of these periods is referred to as an "interest period" for the 2003 Notes.

     The interest rate on the 2003 Notes will be calculated by Deutsche Bank AG London, as calculation agent, except that the interest rate in effect for the period from August 1, 2001 to November 1, 2001 (the "initial interest rate") will be established by PNC Funding as the rate for deposits in U.S. dollars having a maturity of three months commencing on August 1, 2001 that appears on Telerate Page 3750 as of 11:00 a.m., London time, on July 30, 2001. If no rate appears on Telerate Page 3750, as specified in the preceding sentence, then the initial interest rate will be determined by PNC Funding in the manner described in clause (ii) below, except that the banks referred to in such clause will be selected by PNC Funding rather than the calculation agent.

     The calculation agent will reset the interest rate with respect to the 2003 Notes on each interest payment date, each of which is referred to as an "interest reset date." The second London business day preceding an interest reset date will be the "interest determination date" for that interest reset date. The interest rate in effect on each date that is not an interest reset date will be the interest rate determined as of the interest determination date pertaining to the immediately preceding interest reset date. The interest rate in effect on any day that is an interest reset date will be the interest rate determined as of the interest determination date pertaining to that interest reset date, except that the interest rate in effect for the period from and including August 1, 2001 to November 1, 2001, the initial interest reset date, will be the initial interest rate.

     "LIBOR" will be determined by the calculation agent in accordance with the following provisions:

          (i) With respect to any interest determination date, LIBOR will be the rate for deposits in U.S. dollars having a maturity of three months commencing on the first day of the applicable interest period that appears on Telerate Page 3750 as of 11:00 a.m., London time, on that interest determination date. If no rate appears on that interest determination date, LIBOR, in respect to that interest determination date, will be determined in accordance with the provisions described in (ii) below.

          (ii) With respect to an interest determination date on which no rate appears on Telerate Page 3750, as specified in (i) above, the calculation agent will request the principal London offices of each of four major reference banks in the London interbank market, as selected by the calculation agent, to provide the calculation agent with its offered quotation for deposits in U.S. dollars for the period of three months, commencing on the first day of the applicable interest period, to prime banks in the London interbank market at approximately 11:00 a.m., London time, on that interest determination date and in a principal amount that is representative for a single transaction in U.S. dollars in that market at the time. If at least two quotations are provided, then LIBOR on that interest determination date will be the arithmetic mean of those quotations. If fewer than two quotations are provided, then LIBOR on the interest determination date will be the arithmetic mean (rounded, if necessary, to the nearest one-hundred-thousandth of a percentage point, with five one-millionths of a percentage point rounded upwards) of the rates quoted at approximately 11:00 a.m., New York City time, on the interest determination date by three major banks in New York City selected by the calculation agent for loans in U.S. dollars to leading European banks, having a three-month maturity and in a principal amount that is representative for a single transaction in U.S. dollars in that market at that time; provided, however, that if the banks selected by the calculation agent are not providing quotations in the manner described by this sentence, LIBOR for the interest period commencing on the interest reset date following the interest determination date will be LIBOR in effect on that interest determination date.

     "London business day" means any day on which dealings in U.S. dollars are transacted in the London interbank market.

     "Telerate Page 3750" means the display designated as "Page 3750" on the Dow Jones Market Service or any successor page or service, for the purposes of displaying the London interbank offered rates for U.S. dollar deposits.

     For so long as the 2003 Notes are listed on the Luxembourg Stock Exchange, the calculation agent will notify the Luxembourg Stock Exchange and any holders of 2003 Notes of the relevant interest rate, interest period and interest (coupon) amount no later than the first business day following the relevant interest reset date.

  The 2006 Notes

     The 2006 Notes will bear interest at the rate of 5.75% per annum. Interest on the 2006 Notes will accrue from the date of original issuance, which will be payable semiannually in arrears by 2:30 New York City time on February 1 and August 1 of each year (each an "interest payment date" for the 2006 Notes), commencing February 1, 2002. Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months. The interest period relating to an interest payment date shall be the period from but not including the preceding interest payment date to and including the relevant interest payment date.

ADDITIONAL PAYMENTS FOR TAXATION REASONS

     All payments of principal and interest in respect of the senior notes shall be made free and clear of, and without withholding or deduction for, any taxes, duties, assessments or governmental charges of whatever nature imposed, levied, collected, withheld or assessed by or within the United States or any authority therein or thereof having power to tax, unless such withholding or deduction is required by law. In that event, PNC Funding shall pay such additional amounts as shall result in net receipt by the holders of the senior notes who are United States Aliens (as such term is defined below) of such amounts as would have been received by them had no such withholding or deduction been required, except that the foregoing obligation to pay additional amounts shall not apply to:

     (i) any tax, assessment or governmental charge that would not have been so imposed but for the existence of any present or former connection between such holder (or between a fiduciary, settlor, beneficiary, member or shareholder of, or holder of power over, such holder, if such holder is an estate, trust, partnership or corporation) and the United States, including, without limitation, such holder (or fiduciary, settlor, beneficiary, member, shareholder or holder of a power) being considered as:

             (A) being or having been present or engaged in a trade or business in the United States or having or having had a permanent establishment therein;

             (B) having a current or former relationship with the United States, including a relationship as a citizen or resident or being treated as a resident thereof;

             (C) being or having been a personal holding company, a controlled foreign corporation, a passive foreign investment company, a foreign personal holding company with respect to the United States, a corporation that has accumulated earnings to avoid United States federal income tax or a private foundation or other tax-exempt organization; or

             (D) an actual or a constructive "10 percent shareholder" of PNC
                 Funding or PNC as defined in Section 871(h)(3) of the United States Internal Revenue Code of 1986, as amended (the "Code");

     (ii) any holder who is a fiduciary or partnership or other than the sole beneficial owner of the senior note, but only to the extent that a beneficiary or settlor with respect to such fiduciary or member of such partnership or a beneficial owner of the senior note would not have been entitled to the payment of an additional amount had such beneficiary, settlor, member or beneficial owner been the holder of such senior note;

     (iii) any tax, assessment or governmental charge that would not have been imposed or withheld but for the failure of the holder, if required, to comply with certification, identification or information reporting or any other requirements under United States income tax laws and regulations, without regard to any tax treaty, with respect to the payment, concerning the nationality, residence, identity or connection with the United States of the holder or a beneficial owner of such senior note, if such compliance is required by United States income tax laws and regulations, without regard to any tax treaty, as a precondition to relief or exemption from such tax, assessment or governmental charge;

     (iv) any tax, assessment or governmental charge that would not have been so imposed or withheld but for the presentation by the holder of such senior note for payment on a date more than 30 days after the date on which such payment became due and payable or the date on which payment thereof is duly provided for, whichever occurs later;

     (v) any estate, inheritance, gift, sales, transfer, excise, wealth or personal property tax or any similar tax, assessment or governmental charge;

     (vi) any tax, assessment or governmental charge that is payable otherwise than by withholding by PNC Funding or a paying agent from the payment of the principal of or interest on such senior note;

     (vii) any tax, assessment or governmental charge required to be withheld by any paying agent from such payment of principal of or interest on any senior note, if such payment can be made without such withholding by any other paying agent;

     (viii) any tax required to be withheld or deducted from a payment to an individual which is required to be made pursuant to any European Union Directive on the taxation of savings implementing the conclusion of the ECOFIN Council meeting of 26-27th November, 2000 or any law implementing or complying with, or introduced in order to conform to, such Directive;

     (ix) any senior note presented for payment by or on behalf of a holder who would have been able to avoid such withholding or deduction by presenting the relevant senior note to another paying agent in a Member State of the European Union; or

     (x)   any combination of items (i), (ii), (iii), (iv), (v), (vi), (vii),
           (viii) and/or (ix).

     The term "United States" means the United States of America, the Commonwealth of Puerto Rico and each possession of the United States of America and place subject to its jurisdiction, and the term "United States Alien" means any corporation, individual, estate or trust that, as to the United States, is for United States federal income tax purposes (A) a foreign corporation, (B) a non-resident alien individual or (C) a foreign estate or trust.

REDEMPTION FOR TAXATION REASONS

     Each series of senior notes may be redeemed at the option of PNC Funding in whole, but not in part, at any time, on giving not less than 30 nor more than 60 days' notice to the holders of such series of senior notes (which notice shall be irrevocable), at their principal amount (together with interest accrued to the date fixed for redemption), if (i) PNC Funding has or will become obliged to pay additional amounts as a result of any change in, or amendment to, the laws or regulations of the United States or any political subdivision or any authority thereof or therein having power to tax, or any change in the application or official interpretation of such laws or regulations, which change or amendment becomes effective on or after the issue date of such series of senior notes, and (ii) such obligation cannot be avoided by PNC Funding taking reasonable measures available to it, provided that no such notice of redemption shall be given earlier than 90 days prior to the earliest date on which PNC Funding would be obliged to pay such additional amounts were a payment in respect of such series of senior notes then due. Before the publication of any notice of redemption pursuant to this paragraph, PNC Funding shall deliver to the principal paying agent a certificate signed by two officers of PNC Funding stating that PNC Funding is entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to the right of PNC Funding to so redeem have occurred, and an opinion of independent legal advisers of recognized standing to the effect that PNC Funding has or will become obliged to pay such additional amounts as a result of such change or amendment.

BOOK-ENTRY SYSTEM

     The senior notes of each series will be represented by one or more permanent Global Notes. Ownership of beneficial interests in the Global Notes will be limited to institutions that have accounts with DTC (each, a "participant" and collectively, the "participants") or persons that may hold interests through participants. Beneficial interest in the senior notes by participants will be shown on, and transfers thereof will be effected only through, records maintained by DTC or its nominee and its participants. Beneficial interests in senior notes by persons that hold through participants will be evidenced only by, and transfers of such beneficial interests with such participants will be effected only through, records maintained by such participants. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the ability to hold or transfer such beneficial interests.

     PNC Funding has been advised by DTC that upon the issuance of a Global Note or Global Notes and the deposit of such Global Note or Global Notes with DTC or its custodian, DTC will immediately credit, on its book-entry registration and transfer system, the respective principal amounts of the senior notes represented by such Global Note or Global Notes to the accounts of the participants designated by the underwriters. Each owner of a beneficial interest in a Global Note is required to hold at all times a beneficial interest in such Global Note of $1,000 principal amount or any integral multiple of $1,000 in excess thereof.

     Principal and interest payments on the senior notes registered in the name of DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner and holder of the Global Note or Global Notes. Such payments to DTC or its nominee, as the case may be, will be made in immediately available funds, provided that, in the case of payments of principal and interest on the respective dates of maturity, the applicable Global Note or Global Notes are presented to the principal paying agent in time for the principal payment agent to make such payments in such funds in accordance with its normal procedures. PNC Funding and the principal paying agent will treat the persons in whose names the senior notes are registered as the owners of such senior notes for the purpose of receiving payment of principal of and interest on the senior notes and for all other purposes whatsoever. Therefore, so long as DTC or its nominee is the registered owner of a Global Note, DTC or that nominee will be considered the sole owner or holder of the senior notes represented by that Global Note for all purposes under the senior notes, and neither PNC Funding nor the principal paying agent has any direct responsibility or liability for the payment of principal of or interest on the senior notes to the participants or owners of beneficial interests in the Global Notes.

     DTC has advised PNC Funding and the principal paying agent that upon receipt of any payment of principal or interest in respect of a Global Note, it will immediately credit the accounts of participants with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Note or Global Notes as shown in the records of DTC or its nominee. Payments by participants to owners of beneficial interests in Global Notes held through participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participants or indirect participants.

     No Global Note may be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to another nominee of DTC.

     Except in the limited circumstances set forth in "Certificated Notes," participants and owners of beneficial interests in the Global Notes will not be entitled to receive senior notes in definitive form and will not be considered holders of senior notes. In such circumstances, upon surrender by DTC or successor depositary of a Global Note, senior notes in definitive form will be issued to each person that DTC or successor depositary identifies as the beneficial owner of the related senior notes. Upon such issuance, the principal paying agent is required to register such senior notes in the name of, and cause the same to be delivered to, such person or persons (or nominee thereof). Such senior notes will be issued in fully registered form without coupons, in denominations of $1,000 or any amount in excess thereof which is an integral multiple of $1,000. Such senior notes may not subsequently be exchanged by a holder for senior notes in denominations of less than $1,000.

     Except as provided above, beneficial owners of Global Notes will not be entitled to receive physical delivery of senior notes in definitive form and no Global Note will be exchangeable except for another Global Note of like denomination and tenor to be registered in the name of DTC or its nominee. Accordingly, each person owning a beneficial interest in a Global Note must rely on the procedures of DTC and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the senior notes. PNC Funding understands that under existing industry practices, if PNC Funding requests any action of holders of a series of the senior notes or any holders of a beneficial interest in a Global Note desire to give or take any action holders of a series of the senior notes are entitled to give or take under such senior notes, DTC would authorize the participants owning the relevant beneficial interest to give or take such action, and the participants would authorize the beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of the beneficial owners owning through them.

     Beneficial interests in the Global Notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. Investors may elect to hold interests in the Global Notes through either DTC (in the United States) or Clearstream, Luxembourg or Euroclear (in Europe), either directly if they are participants of such systems or indirectly through organizations that are participants in such systems. Clearstream, Luxembourg and Euroclear will hold interests on behalf of their participants through customers' securities accounts in Clearstream, Luxembourg's and Euroclear's names on the books of their U.S. depositaries, which in turn will hold such interests in customers' securities accounts in the U.S. depositaries' names on the books of DTC.

     DTC has advised PNC Funding as follows:

     - DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under Section 17A of the Exchange Act;

     - DTC holds securities that its participants deposit with DTC and facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates;

     - Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations;

     - Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly; and

     - The rules applicable to DTC and its participants are on file with the Securities and Exchange Commission.

     Clearstream, Luxembourg has advised PNC Funding that it is incorporated under the laws of Luxembourg as a bank. Clearstream, Luxembourg holds securities for its customers and facilitates the clearance and settlement of securities transactions between its customers through electronic book-entry changes in accounts of its customers, thereby eliminating the need for physical movement of certificates. Clearstream, Luxembourg provides to its customers, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream, Luxembourg interfaces with domestic markets in over 30 countries. As a bank, Clearstream, Luxembourg is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector (Commission de Surveillance du Secteur Financier). Clearstream, Luxembourg customers are recognized financial institutions around the world, including securities brokers and dealers, banks, trust companies, clearing corporations and other organizations, and may include the underwriters. Clearstream's U.S. customers are limited to securities brokers and dealers and banks. Indirect access to

Clearstream, Luxembourg is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with Clearstream, Luxembourg customers either directly or indirectly.

     Euroclear has advised PNC Funding that it was created in 1968 to hold securities for participants of Euroclear and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates. Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by the Euroclear Bank S.A./ N.V. (the "Euroclear Operator"), under contract with Euroclear Clearance Systems, S.C., a Belgian cooperative corporation (the "Cooperative"). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear participants. Euroclear participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

     The Euroclear Operator advises as follows: Under Belgian law, investors that are credited with securities on the records of the Euroclear Operator have a co-property right in the fungible pool of interests in securities on deposit with the Euroclear Operator in an amount equal to the amount of interests in securities credited to their accounts. In the event of the insolvency of the Euroclear Operator, Euroclear participants would have a right under Belgian law to the return of the amount and type of interests in securities credited to their accounts with the Euroclear Operator. If the Euroclear Operator did not have a sufficient amount of interests in securities on deposit of a particular type to cover the claims of all participants credited with such interests in securities on the Euroclear Operator's records, all participants having an amount of interests in securities of such type credited to their accounts with the Euroclear Operator would have the right under Belgian law to the return of their pro rata share of the amount of interests in securities actually on deposit.

     Euroclear further advises that investors that acquire, hold and transfer interests in the senior notes by book-entry through accounts with the Euroclear Operator or any other securities intermediary are subject to the laws and contractual provisions governing their relationship with their intermediary, as well as the laws and contractual provisions governing the relationship between such an intermediary and each other intermediary, if any, standing between themselves and the Global Notes.

     Under Belgian law, the Euroclear Operator is required to pass on the benefits of ownership in any interests in securities on deposit with it (such as dividends, voting rights and other entitlements) to any person credited with such interests in securities on its records.

     PNC Funding has provided the descriptions of the operations and procedures of DTC set forth in "Book-Entry System" and elsewhere herein, and the descriptions of the operations and procedures of DTC, Clearstream, Luxembourg and Euroclear solely as a matter of convenience. These operations and procedures are solely within the control of those organizations and are subject to change by them from time to time. PNC Funding, the underwriters and the principal paying agent do not take any responsibility for these operations or procedures, and you are urged to contact DTC, Clearstream, Luxembourg and Euroclear or their participants directly to discuss these matters.

     The laws of some jurisdictions may require that purchasers of securities take physical delivery of those securities in definitive form. Accordingly, the ability to transfer interests in the senior notes represented by a Global Note to those persons may be limited. In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of persons who hold interests through participants, the ability of a person having an interest in senior notes represented by a Global Note to pledge or transfer such interest to persons or entities that do not participate in DTC's system, or otherwise to take actions in respect of such interest, may be affected by the lack of a physical definitive security in respect of such interest.

     Neither PNC Funding nor the principal paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of senior notes by DTC, Clearstream,

Luxembourg, or Euroclear, or for maintaining, supervising or reviewing any records of those organizations relating to the senior notes.

     Distributions on the senior notes held beneficially through Clearstream, Luxembourg, will be credited to cash accounts of its customers in accordance with its rules and procedures, to the extent received by the U.S. depositary for Clearstream, Luxembourg.

     Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of Euroclear, and applicable Belgian law (collectively, the "Terms and Conditions"). The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipt of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear participants and has no record of or relationship with persons holding through Euroclear participants.

     Distributions on the senior notes held beneficially through Euroclear will be credited to the cash accounts of its participants in accordance with the Terms and Conditions, to the extent received by the U.S. depositary for Euroclear.

CLEARANCE AND SETTLEMENT PROCEDURES

     Initial settlement for the senior notes will be made in immediately available funds. Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC rules and will be settled in immediately available funds. Secondary market trading between Clearstream, Luxembourg customers and/or Euroclear participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream, Luxembourg and Euroclear and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.

     Cross-market transfers between persons holding directly or indirectly through DTC on the one hand, and directly or indirectly through Clearstream, Luxembourg customers or Euroclear participants, on the other, will be effected in DTC in accordance with DTC rules on behalf of the relevant European international clearing system by the U.S. depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to the U.S. depositary to take action to effect final settlement on its behalf by delivering or receiving the senior notes in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream, Luxembourg customers and Euroclear participants may not deliver instructions directly to their U.S. depositaries.

     Because of time-zone differences, credits of the senior notes received in Clearstream, Luxembourg or Euroclear as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and dated the business day following DTC settlement date. Such credits or any transactions in the senior notes settled during such processing will be reported to the relevant Clearstream, Luxembourg customers or Euroclear participants on such business day. Cash received in Clearstream, Luxembourg or Euroclear as a result of sales of the senior notes by or through a Clearstream, Luxembourg customer or a Euroclear participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream, Luxembourg or Euroclear cash account only as of the business day following settlement in DTC.

     Although DTC, Clearstream, Luxembourg and Euroclear have agreed to the foregoing procedures to facilitate transfers of the senior notes among participants of DTC, Clearstream, Luxembourg and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be discontinued at any time.

CERTIFICATED NOTES

     PNC Funding will issue certificated notes in registered form to each person that DTC identifies as the beneficial owner of the senior notes represented by the Global Notes upon surrender by DTC of the Global Notes if:

     - DTC notifies PNC Funding that it is no longer willing or able to act as depositary for the Global Notes, and PNC Funding has not appointed a successor depositary within 90 days of that notice;

     - an event of default has occurred and is continuing, and DTC requests the issuance of certificated notes; or

     - PNC Funding determines not to have the senior notes represented by Global Notes.

     Neither PNC Funding nor the principal paying agent will be liable for any delay by DTC, its nominee or any direct or indirect participant in identifying the beneficial owners of the related senior notes. PNC Funding and the principal paying agent may conclusively rely on, and will be protected in relying on, instructions from DTC or its nominee for all purposes, including with respect to the registration and delivery, and the respective principal amounts, of the senior notes to be issued.

     If PNC Funding issues certificated senior notes, holders may obtain certificates at the offices of the Luxembourg paying and listing agent. PNC Funding will make those certificates available in Luxembourg at the time PNC Funding delivers certificates to the principal paying agent.

PAYMENT AND PAYING AGENTS

     The Chase Manhattan Bank will act as PNC Funding's principal paying agent with respect to the senior notes through its offices presently located at 450 West 33rd Street, New York, New York 10001. PNC Funding may at any time rescind the designation of a paying agent, appoint a successor paying agent, or approve a change in the office through which any paying agent acts. For as long as a series of the senior notes is listed on the Luxembourg Stock Exchange, PNC Funding will maintain a paying agent in Luxembourg with respect to the series of senior notes so listed. Deutsche Bank Luxembourg SA, as the Luxembourg paying and listing agent, will act as PNC Funding's paying agent in Luxembourg with respect to the senior notes through its offices located at 2 Boulevard Konrad Adenauer, L-1115 Luxembourg. Payments of interest and principal may be made by wire-transfer in immediately available funds in U.S. dollars for senior notes held in book-entry form or, at PNC Funding's option in the event the senior notes are not represented by Global Notes, by check mailed to the address of the person entitled to the payment as it appears in the senior note register. Payment of principal will be made upon the surrender of the relevant senior notes at the offices of the principal paying agent or Luxembourg paying and listing agent.

     For as long as a series of the senior notes is listed on the Luxembourg Stock Exchange, PNC Funding will publish notice of any change in a paying agent with respect to such series of the senior notes in a daily newspaper of general circulation in Luxembourg (which is expected to be the Luxembourger Wort).

FURTHER ISSUANCES

     PNC Funding may from time to time without the consent of the holders of either series of the senior notes create and issue further notes having the same terms and conditions as either series of the senior notes (so that, for the avoidance of doubt, references in the conditions of such senior notes to "issue date" shall be to the first issue date of the relevant series of the senior notes) and so that the same shall be consolidated and form a single series with such senior notes, and references in this "Certain Terms of the Senior Notes" to "senior notes" shall be construed accordingly.

NOTICES

     Notices to the holders of registered senior notes will be mailed to them at their respective addresses in the register of the senior notes and will be deemed to have been given on the fourth weekday (being a day other than Saturday or Sunday) after the date of mailing. Notices to the holders of registered senior notes that are listed on the Luxembourg Stock Exchange will also be published in a daily newspaper of general circulation in Luxembourg (which is expected to be the Luxembourger Wort). For so long as a series of the senior notes are listed on the Luxembourg Stock Exchange, any appointment of or change in the Luxembourg paying and listing agent with respect to the series so listed will be published in Luxembourg in the manner set forth above.

GOVERNING LAW

     The senior notes and the guarantees will be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following general discussion summarizes the material United States federal income tax consequences of the purchase, ownership and disposition of the senior notes. This discussion is a summary for general information only and does not consider all aspects of United States federal income taxation that may be relevant to an investor in light of that investor's particular circumstances. This discussion deals only with senior notes purchased at their original offering price and held as capital assets within the meaning of Section 1221 of the United States Internal Revenue Code of 1986, referred to in this discussion as the "Code," as amended to the date of this prospectus supplement. This summary does not address all of the tax consequences that may be relevant to a holder of senior notes nor does it address the federal income tax consequences to holders subject to special treatment under the United States federal income tax laws, such as brokers or dealers in securities or currencies, certain securities traders, tax-exempt entities, banks, thrifts, insurance companies, other financial institutions, persons that hold senior notes as a position in a "straddle" or as part of a "synthetic security," "hedging," "conversion" or other integrated instrument, persons that have a "functional currency" other than the United States dollar, investors in pass-through entities and certain United States expatriates. Further, this summary does not address

     - the income tax consequences to shareholders in, or partners or beneficiaries of, a holder of the senior notes, or

     - any state, local or foreign tax consequences of the purchase, ownership, or disposition of the senior notes.

     This discussion is based upon the Code, existing and proposed regulations thereunder, and current administrative rulings and court decisions. All of the foregoing are subject to change, possibly on a retroactive basis, and any such change could affect the continuing validity of this discussion.

     PERSONS CONSIDERING THE PURCHASE, OWNERSHIP OR DISPOSITION OF SENIOR NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE APPLICATION OF UNITED STATES FEDERAL INCOME TAX LAWS, AS WELL AS THE LAWS OF ANY STATE, LOCAL, OR FOREIGN TAXING JURISDICTION.

     For purposes of this discussion, the term "United States holder" means a beneficial owner of a senior note that for United States federal income tax purposes is

     - a citizen or resident of the United States,

     - a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any State thereof or the District of Columbia,

     - an estate the income of which is includible in its gross income for United States federal income tax purposes without regard to its source, or

     - a trust if a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all substantial decisions of the trust.

     Certain United States federal income tax consequences relevant to a beneficial owner of a senior note other than a United States holder, referred to in this discussion as a "non-U.S. holder," are discussed separately below.

UNITED STATES HOLDERS

     The following discussion applies to you if you are a United States holder.

  Payments of Interest

     Stated interest paid or accrued on the senior notes generally will be taxable to you as ordinary income at the time the interest is paid or accrued in accordance with your method of accounting for United States federal income tax purposes.

  Sale or Redemption of the Senior Notes

     When you dispose of a senior note by sale, exchange, redemption or other taxable disposition, you generally will recognize gain or loss equal to the difference, if any, between (i) the amount realized on the disposition (other than amounts attributable to accrued and unpaid interest) and (ii) your tax basis in the senior note. Your tax basis in a senior note generally will equal the cost of the senior note. When a senior note is sold, exchanged, redeemed or otherwise disposed of between interest payment dates, the portion of the amount realized on the disposition that is attributable to interest accrued to the date of sale but not yet reported as interest income must be reported at the time of sale.

     The gain or loss on a senior note generally will constitute capital gain or loss, and will be long-term capital gain or loss if you have held the senior note for longer than one year. Under current law, net capital gains of individuals may be taxed at lower rates than items of ordinary income. Your ability to offset capital losses against ordinary income is limited.

NON-U.S. HOLDERS

     The following discussion summarizes certain United States federal income tax consequences relevant to a non-U.S. holder of a senior note.

  Payments of Stated Interest

     Under current United States federal income tax law, and subject to the discussion of backup withholding below, payments of stated interest on a senior note to a non-U.S. holder will not be subject to United States federal income or withholding tax if

     - the non-U.S. holder does not actually or constructively own 10 percent or more of the combined voting power of all classes of stock of PNC Funding or PNC,

     - the non-U.S. holder is not a controlled foreign corporation related to PNC Funding or PNC, through stock ownership,

     - the non-U.S. holder is not a bank receiving interest described in Section 881(c)(3)(A) of the Code,

     - the non-U.S. holder as the beneficial owner of the senior note either (i) provides a statement signed under penalties of perjury that includes the beneficial owner's name, address and U.S. taxpayer identification number, if any, and certifies (on an IRS Form W-8BEN or a substantially similar substitute form) that the beneficial owner of the senior note is a non-U.S. holder in compliance with applicable requirements, or (ii) holds its note directly through a "qualified intermediary," and the qualified intermediary has sufficient information in its files indicating that the beneficial owner is not a United States holder, and

     - PNC, PNC Funding, its paying agent and all intermediaries between the non-U.S. holder and PNC Funding or its paying agent do not have actual knowledge or reason to know that the non-U.S. beneficial ownership statement is false.

     A "qualified intermediary" is a bank, broker or other intermediary that (1) is either a U.S. or non-U.S. entity, (2) is acting out of a non-U.S. branch or office and (3) has signed an agreement with the Internal Revenue Service providing that it will administer all or part of the U.S. withholding rules under specified procedures.

     A payment of stated interest on a senior note to a non-U.S. holder who fails to satisfy one of the foregoing requirements generally will be subject to withholding tax at a rate of 30% (subject to reduction or exemption under any applicable tax treaty) unless

     - the payment is effectively connected with a trade or business conducted within the United States by that non-U.S. holder,

     - the non-U.S. holder provides a properly completed IRS Form W-8ECI prior to the payment of interest, and

     - PNC, PNC Funding, its paying agent and all intermediaries between the non-U.S. holder and PNC Funding or its paying agent do not have actual knowledge or reason to know that the form is false.

     Interest on a senior note that is effectively connected with the conduct of a trade or business in the United States by a non-U.S. holder, although exempt from the withholding tax (assuming appropriate certification is provided), generally will be subject to graduated United States federal income tax on a net income basis as if those amounts were earned by a United States holder. Corporate non-U.S. holders receiving effectively connected interest may also be subject to an additional branch profits tax.

  Sale or Redemption of Senior Notes

     Except as described below and subject to the discussion concerning backup withholding, a non-U.S. holder generally will not be subject to United States federal income tax with respect to any gain realized upon the sale or redemption of a senior note unless (i) the gain is effectively connected with a United States trade or business of the non-U.S. holder or (ii) subject to certain exceptions, the non-U.S. holder is an individual who holds the senior note as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition.

  United States Federal Estate Tax

     A senior note held by an individual who at the time of death is not a citizen or resident of the United States will not be subject to United States federal estate tax as a result of such individual's death if at the time of death (i) the individual did not own actually or constructively 10% or more of the total combined voting power of all classes of stock of PNC Funding or PNC and (ii) payments of interest on senior notes held by such individual would not have been effectively connected with a United States trade or business.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     In general, information reporting requirements will apply to payments made on, and proceeds from the sale of, senior notes held by a non-corporate United States holder. Payments made on, and proceeds from the sale of, senior notes held by a United States holder may be subject to a "backup" withholding tax of up to 31% unless the holder complies with certain identification or exemption requirements.

     Payments of stated interest and of proceeds from the sale of senior notes made to a non-U.S. holder will not be subject to information reporting or backup withholding tax if the holder certifies as to its non-U.S. status or otherwise establishes entitlement to exemption and the payor has no actual knowledge or reason to know that the holder is in fact a United States holder. A non-U.S. holder may certify to its non-U.S. status by providing an IRS Form W-8BEN or W-8ECI or a substantially similar substitute form or holding its senior note through a Qualified Intermediary with sufficient information in its files as described above. With some exceptions, a payment to a foreign partnership will be treated as a payment directly to its partners. Notwithstanding the foregoing, interest payments to a non-U.S. holder may be reported to the IRS on Form 1042-S.

     Any amount withheld, whether with respect to a United States holder or a non-U.S. holder, will be allowed as a credit against the holder's United States federal income tax liability, or refunded, provided the required information is provided to the IRS.

     HOLDERS OF SENIOR NOTES SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE APPLICATION OF INFORMATION REPORTING AND BACKUP WITHHOLDING IN THEIR PARTICULAR SITUATIONS, THE AVAILABILITY OF AN EXEMPTION THEREFROM, AND THE PROCEDURE FOR OBTAINING SUCH AN EXEMPTION, IF AVAILABLE.

  Proposed European Union Withholding Directive

     The European Union is currently considering proposals for a new directive regarding the taxation of savings income. According to the most recently available information it is proposed that, subject to a number of important conditions being met, Member States will be required to provide to the tax authorities of another Member State details of payments of interest or other similar income paid by a person within its jurisdiction to an individual resident in that other Member State, subject to the right of certain individual Member States to opt instead for a withholding system for a transitional period in relation to such payments. Full details of the proposals are not currently available, and they may in any case be subject to further amendment.

                                  UNDERWRITING

     J.P. Morgan Securities Inc. and Salomon Smith Barney Inc. are acting as joint bookrunning managers of the offering and are acting as representatives of the underwriters named below.

     Subject to the terms and conditions stated in the underwriting agreement, dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the principal amount of senior notes set forth opposite the underwriter's name.

                                                   PRINCIPAL AMOUNT   PRINCIPAL AMOUNT
                   UNDERWRITER                      OF 2003 NOTES      OF 2006 NOTES
                   -----------                     ----------------   ----------------
J.P. Morgan Securities Inc. .....................    $135,000,000       $315,000,000
Salomon Smith Barney Inc. .......................     135,000,000        315,000,000
Goldman, Sachs & Co. ............................      12,000,000         28,000,000
Merrill Lynch, Pierce, Fenner & Smith
  Incorporated...................................      12,000,000         28,000,000
PNC Capital Markets, Inc. .......................       6,000,000         14,000,000
                                                     ------------       ------------
     Total.......................................    $300,000,000       $700,000,000
                                                     ============       ============

     We have been advised by the underwriters that they propose initially to offer the senior notes to the public at the public offering prices set forth on the cover page of this prospectus supplement, and to certain dealers at that price less a concession not in excess of 0.125% of the principal amount of the 2003 Notes and 0.200% of the principal amount of the 2006 Notes. The underwriters may allow, and these dealers may reallow, a concession to certain other dealers not in excess of 0.100% of the principal amount of the 2003 Notes and 0.150% of the principal amount of the 2006 Notes. After the initial public offering, the public offering price and these concessions may be changed from time to time.

     The following table shows the underwriting discounts and commissions that PNC Funding is to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of each series of senior notes).

                                                        PAID BY PNC FUNDING CORP
                                                        ------------------------
Per senior note due 2003..............................           0.200%
Per senior note due 2006..............................           0.350%

     Although application has been made to list the senior notes on the Luxembourg Stock Exchange, the senior notes are new issues of securities with no established trading market. The underwriters have advised us that they intend to make a market in both the 2003 Notes and the 2006 Notes, but the underwriters are not obligated to do so and may discontinue any market making at any time without notice. The trading markets for the senior notes may not be liquid.

     The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters will purchase all the senior notes if any are purchased.

     In connection with this offering, some of the underwriters and their respective affiliates may engage in transactions that stabilize, maintain, or otherwise affect the market prices of the senior notes. In any jurisdiction where there can be only one stabilizing agent, Salomon Smith Barney Inc. or its affiliates shall effect such transactions. Those transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M, pursuant to which those underwriters and affiliates may bid for or purchase the 2003 Notes or the 2006 Notes for the purpose of stabilizing the market price. The underwriters also may create short positions for the account of the underwriters by selling more 2003 Notes or 2006 Notes in connection with this offering than they are committed to purchase from us. In that case, the underwriters may purchase such senior notes in the open market following completion of this offering to cover their short position or positions. The underwriters may also impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when an underwriter, in covering syndicate short positions or making stabilizing purchases, repurchases notes originally sold by that syndicate member. Any of the transactions described in this paragraph may result in the maintenance of the price of the 2003 Notes or the 2006 Notes at levels above those which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and, if they are undertaken, they may be discontinued at any time.

     The underwriters and their respective associates and affiliates may be customers of, engage in transactions with, and perform investment banking and other financial services (including commercial lending) for us and our subsidiaries in the ordinary course of business. PNC Capital Markets, Inc., one of our indirect wholly-owned subsidiaries, is acting as one of the underwriters. When a member of the National Association of Securities Dealers, Inc. ("NASD"), such as PNC Capital Markets, Inc., participates in the distribution of an affiliated company's securities, the offering must be conducted in accordance with applicable provisions of the NASD's Conduct Rule 2720. We are considered to be an "affiliate" (as such term is defined in Rule 2720) of PNC Capital Markets, Inc. Our offer and sale of the senior notes will comply with the applicable requirements of Rule 2720 regarding the underwriting of securities of affiliates. No NASD member participating in the offering of the 2003 Notes or the 2006 Notes will execute a transaction in such senior notes in a discretionary account without the prior written specific approval of the member's customer. The Chase Manhattan Bank, an affiliate of J.P. Morgan Securities Inc., is the trustee under the Indenture.

     This prospectus supplement and the accompanying prospectus may be used by PNC Capital Markets, Inc. and J.J.B. Hilliard, W.L. Lyons, Inc. in connection with offers and sales related to secondary market transactions in the senior notes. PNC Capital Markets, Inc., J.J.B. Hilliard, W.L. Lyons, Inc. and affiliates of PNC and PNC Funding may act as principal or agent in those transactions. Those sales will be made at prices related to prevailing market prices at the time of sale or otherwise.

     The underwriting agreement provides that PNC Funding and PNC will jointly and severally indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to payments the underwriters may be required to make in respect of those liabilities.

     We estimate that our total expenses for this offering will be $150,000.

                             OFFERING RESTRICTIONS

     The senior notes are offered for sale in the United States and in jurisdictions outside the United States, subject to applicable law.

     Each of the underwriters has agreed that it will not offer, sell, or deliver any of the senior notes, directly or indirectly, or distribute this prospectus supplement or the accompanying prospectus or any other offering material relating to the senior notes, in or from any jurisdiction outside the United States except under circumstances that will, to the best of the underwriter's knowledge and belief, result in compliance with the applicable laws and regulations and which will not impose any obligations on us except as set forth in the underwriting agreement.

     You may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country in which you purchase the senior notes. These taxes and charges are in addition to the issue price set forth on the cover page.

UNITED KINGDOM

     Each underwriter has represented and agreed that it and each of its affiliates:

          - has not offered or sold and, prior to the expiry of the period of six months from the time of closing, will not offer or sell any of the senior notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing, or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, as amended;

          - has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the senior notes in, from or otherwise involving the United Kingdom; and

          - has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issue of the senior notes to a person who is of a kind described in
            Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996, as amended or is a person to whom those documents may otherwise lawfully be issued or passed on.

GERMANY

     In connection with the initial placement of senior notes in Germany, each of the underwriters has represented and agreed that it has not offered or sold and it will not offer or sell any senior notes in Germany other than in compliance with the Securities Prospectus Act (Wertpapier-Verkaufsprospektgesetz) of 13th December, 1990 as amended or any other law applicable in Germany governing the issue, offering and sale of securities.

THE NETHERLANDS

     Each of the underwriters has represented and agreed that it has not, directly or indirectly, offered or sold and will not, directly or indirectly, offer or sell in the Netherlands any senior notes other than to persons who trade or invest in securities in the conduct of a profession or business (which include banks, stockbrokers, insurance companies, pension funds, other institutional investors and finance companies and treasury departments of large enterprises).

THE REPUBLIC OF FRANCE

     Each of the underwriters has represented and agreed that the senior notes are being issued outside of France, and that it, in connection with the initial distribution of the senior notes, has not offered or sold and will not offer or sell senior notes in France, and that it has not distributed and will not distribute or cause to be distributed in France this prospectus supplement and accompanying prospectus or any other offering material relating to the senior notes, except to (i) qualified investors (investisseurs qualifies) and/or (ii) a restricted circle of investors (Cercle restreint d'investisseurs), all as defined in Article 6 of the Order ("Ordinance") dated 28th September, 1967 (as amended) and Decree no. 98-880 dated 1st October, 1998 and in compliance with regulations issued from time to time by the Commission des Operations de Bourse.

JAPAN

     The senior notes have not been and will not be registered under the Securities and Exchange Law of Japan and each of the underwriters has represented and agreed that it and its affiliates have not offered or sold, and will not offer or sell, directly or indirectly, any of the senior notes in or to residents of Japan or to any persons for reoffering or resale, directly or indirectly, in Japan or to any resident of Japan, except pursuant to an exemption from the registration requirements of the Securities and Exchange Law available thereunder and in compliance with the other relevant laws and regulations of Japan.

HONG KONG

     Each of the underwriters has represented and agreed that it and its affiliates have not offered or sold, and will not offer or sell, any of the senior notes by means of any document to persons in Hong Kong other than persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent, or otherwise in circumstances which do not constitute an offer to the public within the meaning of the Hong Kong Companies Ordinance (Chapter 32 of the Laws of Hong Kong).

                                 LEGAL OPINIONS

     The legal opinion required to be furnished by PNC Funding and PNC pursuant to the underwriting agreement, dated the date of this prospectus supplement, among PNC Funding, PNC and the underwriters will be rendered by Thomas R. Moore, Esq., Senior Counsel and Corporate Secretary of PNC. As of July 24, 2001, Mr. Moore was the beneficial owner of 2,256 shares of common stock of PNC. Mr. Moore also holds unexercised nonstatutory options to purchase 3,500 shares of common stock of PNC.

     The underwriters are represented by Cravath, Swaine & Moore, 825 Eighth Avenue, New York, New York 10019. As to matters of Pennsylvania law, Cravath, Swaine & Moore will rely on the opinion of Thomas R. Moore, Esq., Senior Counsel and Corporate Secretary of PNC.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited PNC's consolidated financial statements incorporated by reference in PNC's Annual Report on Form 10-K for the year ended December 31, 2000, as set forth in their report, which is incorporated by reference in this document. PNC's consolidated financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                              GENERAL INFORMATION

(1) In connection with the application to list the senior notes on the Luxembourg Stock Exchange, a legal notice relating to the issue of the senior notes and copies of the Articles of Incorporation and By-laws of PNC Funding and the Articles of Incorporation, as amended and restated, and By-laws of PNC will be deposited with the Chief Registrar of the District Court in Luxembourg (Greffier en Chef du Tribunal d'Arrondissement de et Luxembourg) where such documents may be examined and copies obtained free of charge.

(2) PNC Funding and PNC have obtained all necessary consents, approvals and authorizations in connection with the issue, performance and/or guaranty of the senior notes. The issuance of the senior notes was authorized by resolutions adopted by the Board of Directors of PNC Funding on August 19, 1999. The guaranty of the senior notes was authorized by resolutions adopted by the Board of Directors of PNC on August 19, 1999.

(3) The senior notes have been accepted for clearance through DTC in the United States, and through the Euroclear and Clearstream, Luxembourg clearance systems in Europe. The CUSIP number for the 2003 Notes is 693476 AQ 6 and for the 2006 Notes is 693476 AR 4. The International Securities Identification Number (ISIN) for the 2003 Notes is US693476 AQ 64 and for the 2006 Notes is US693476 AR 48. The Common Code for the 2003 Notes is 013350566 and for the 2006 Notes is 013350639.

(4) The independent certified public accountants of PNC are Ernst & Young LLP. Ernst & Young, a leading accounting and auditing firm in the United States and Canada, is located at One Oxford Center, Pittsburgh, Pennsylvania 15219. Ernst & Young provided various audit and other services for PNC during 2000. Such services included an audit of annual consolidated financial statements, interim reviews of quarterly consolidated financial statements, review and consultation connected with certain filings with the Securities and Exchange Commission, internal control reviews required by regulatory authorities and certain contractual agreements or requested by PNC's management or internal audit staff, consultation on tax, financial accounting and reporting matters, and meetings with the audit committee of the Board of Directors of PNC.

(5) Except as disclosed herein or in the documents incorporated herein by reference, as of the date of this prospectus supplement there has been no material adverse change in the consolidated financial position of PNC Funding or PNC since the date of the last financial statements.

(6) Neither PNC Funding nor PNC is a party to any litigation, administrative proceedings or arbitration which is or may be material in the context of the issue of the senior notes and to their knowledge none has been threatened.

(7) Prior to the completion of issuance of the senior notes, the following documents will be available for inspection (and obtainable in the case of the documents incorporated by reference (see below)) during usual business hours on any business day at the offices of the Luxembourg paying and listing agent:

     - the underwriting agreement;

     - the Articles of Incorporation and By-laws of PNC Funding and the amended and restated Articles of Incorporation and By-laws of PNC;

     - the documents incorporated by reference into this prospectus supplement and the accompanying prospectus; and

     - a copy of this prospectus supplement together with the accompanying prospectus.

(8) Copies of the documents incorporated by reference may be obtained free of charge at the offices of the Luxembourg paying and listing agent during usual business hours on any business day. Such documents include PNC's:

     (a) most recent audited consolidated annual financial statements for the year ended December 31, 2000 and, for so long as a series of the senior notes are listed on Luxembourg Stock Exchange, all audited consolidated annual financial statements subsequently filed with the Securities and

         Exchange Commission no later than the tenth business day after such audited consolidated annual financial statements are filed; and

     (b) most recent unaudited consolidated quarterly interim financial statements, and for so long as a series of the senior notes are listed on Luxembourg Stock Exchange, all unaudited consolidated quarterly interim financial statements subsequently filed with the Securities and Exchange Commission no later than the tenth business day after such unaudited consolidated quarterly interim financial statements are filed.

         PROSPECTUS
                                                                 [PNC BANK LOGO]

                                     $1,947,000,000

                                     PNC BANK CORP.
                COMMON STOCK, PREFERRED STOCK, GUARANTEES AND DEPOSITARY
                                         SHARES

                                    PNC FUNDING CORP
                                    DEBT SECURITIES

                               --------------------------

     We may offer, in one or more offerings, debt securities, common stock, preferred stock, guarantees and depositary shares having an aggregate initial public offering price of up to $1,947,000,000. We may also issue common stock upon the conversion, exchange or exercise of any of the securities listed above. When we decide to sell a particular series of securities, we will prepare a prospectus supplement describing those securities and our plan of distribution. You should read this prospectus and any applicable prospectus supplement carefully before you invest.

     The common stock of PNC Bank Corp. is listed on the New York Stock Exchange under the symbol "PNC".

     These securities are not savings or deposit accounts or other obligations of any bank, and they are not insured by the Federal Deposit Insurance Corporation or any other insurer or governmental agency.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                The date of this prospectus is October 22, 1999.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
About This Prospectus.......................................    3

Where You Can Find More Information.........................    3

Incorporation Of Certain Documents By Reference.............    4

PNC Bank Corp...............................................    4

PNC Funding Corp............................................    5

Use Of Proceeds.............................................    5

Consolidated Ratio Of Earnings To Fixed Charges.............    5

Consolidated Ratio Of Earnings To Combined Fixed Charges And
  Preferred Stock Dividends.................................    6

Description Of Debt Securities And Guarantees...............    6

Description Of Common Stock.................................   20

Description Of Preferred Stock..............................   21

Description Of Depositary Shares............................   25

Plan Of Distribution........................................   27

Legal Opinions..............................................   28

Experts.....................................................   28

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a "shelf" registration process. Under this shelf process, we may from time to time sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $1,947,000,000. We may sell these securities either separately or in units. We also may issue common stock upon the conversion, exchange or exercise of any of the securities described in this prospectus.

     This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information described below under the heading "Where You Can Find More Information."

     The registration statement that contains this prospectus, including the exhibits to the registration statement and the information incorporated by reference, contains additional information about the securities offered under this prospectus. That registration statement can be read at the Securities and Exchange Commission, or SEC, web site or at the SEC offices mentioned below under the heading "Where You Can Find More Information."

     You should rely only on the information provided in this prospectus and in any prospectus supplement, including the information incorporated by reference. We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus, or any supplement to this prospectus, is accurate at any date other than the date indicated on the cover page of these documents.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the SEC a registration statement under the Securities Act of 1933, as amended, that registers the distribution of the securities offered under this prospectus. The registration statement, including the attached exhibits and schedules and the information incorporated by reference, contains additional relevant information about us and the securities. For example, the indenture relating to our debt securities is attached to the registration statement as an exhibit. The rules and regulations of the SEC allow us to omit from this prospectus certain information included in the registration statement.

     In addition, we file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy this information and the registration statement at the following locations of the
SEC:

        - Public Reference Room, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20459;

        - Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and

        - New York Regional Office, Seven World Trade Center, 13th Floor, New York, New York 10048.

     You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20459, at prescribed rates. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.

     In addition, the SEC maintains an Internet World Wide Web site that contains reports, proxy statements and other information about issuers of securities, like us, who file such material electronically with the SEC. The address of that web site is http://www.sec.gov. You also can inspect such reports, proxy statements and other information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. Our common stock and certain series of our preferred stock are listed on the New York Stock Exchange.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     This prospectus incorporates by reference the documents listed below that we previously have filed with the SEC. These documents contain important information about us.

        - PNC Bank Corp.'s Annual Report on Form 10-K for the year ended December 31, 1998, as amended by Form 10-K/A (Amendment No. 1) filed on June 29, 1999;

        - PNC Bank Corp.'s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 1999 and June 30, 1999;

        - PNC Bank Corp.'s Current Reports on Form 8-K that were filed on January 5, 1999, January 19, 1999, February 19, 1999, April 2, 1999,
          April 28, 1999, July 21, 1999, July 26, 1999 and September 2, 1999;
          and

        - The description of PNC Bank Corp.'s common stock and certain series of preferred stock contained in the Form 8-A that was filed on September 24, 1987.

     We "incorporate by reference" any additional documents that we may file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, between the date of this prospectus and the termination of the offering of the securities. This means that we can disclose important information to you by referring to those documents. These documents may include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as Proxy Statements. Any documents that we subsequently file with the SEC will automatically update and replace the information previously filed with the SEC. Thus, for example, in the case of a conflict or inconsistency between information set forth in this prospectus and information incorporated by reference into this prospectus, you should rely on the information contained in the document that was filed later.

     You can obtain a copy of any or all of the documents incorporated by reference in this prospectus (other than an exhibit to a documents unless that exhibit is specifically incorporated by reference into that document) from the SEC on its web site at http://www.sec.gov. You also can obtain these documents from us without charge by visiting our web site at http://www.pncbank.com or by requesting them in writing, by email or by telephone at the following address:

                                 Lynn F. Evans
                              Financial Reporting
                                 PNC Bank Corp.
                                 One PNC Plaza
                                249 Fifth Avenue
                      Pittsburgh, Pennsylvania 15222-2707
                                 (412) 762-1553
                        financial.reporting@pncbank.com

                                 PNC BANK CORP.

     In this prospectus, we use "PNC" to refer to PNC Bank Corp. specifically or, if the context requires, to PNC Bank Corp. together with its subsidiaries; "PNC Funding" to refer to PNC Funding Corp specifically; and "we" or "us" to refer collectively to PNC and PNC Funding.

     PNC is a bank holding company organized under Pennsylvania law. PNC was incorporated in 1983 with the consolidation of Pittsburgh National Corporation and Provident National Corporation. Since 1983, PNC has diversified its geographic presence and product capabilities through strategic bank and nonbank acquisitions and the formation of various nonbanking subsidiaries.

     PNC is one of the largest diversified financial services companies in the United States and operates seven major businesses engaged in retail banking, asset management and wholesale banking activities:

PNC Regional Bank, PNC Advisors, BlackRock, PFPC Worldwide, PNC Institutional Bank, PNC Secured Finance and PNC Mortgage.

     PNC tailors its financial products and services to specific customer segments and offers them both nationally and in its primary geographic markets in Pennsylvania, New Jersey, Delaware, Ohio, and Kentucky. At June 30, 1999, PNC had consolidated assets, deposits, and shareholders' equity of $75.6 billion, $47.7 billion, and $5.8 billion, respectively.

     PNC's corporate structure currently consists of four subsidiary banking and savings institutions and over 100 active nonbank subsidiaries. PNC Bank, National Association, headquartered in Pittsburgh, Pennsylvania ("PNC Bank"), is our principal bank subsidiary. At June 30, 1999, PNC Bank had total consolidated assets of $69.0 billion, representing approximately 91% of our consolidated assets.

     PNC's principal executive offices are located at:

                                 One PNC Plaza
                                249 Fifth Avenue
                      Pittsburgh, Pennsylvania 15222-2702
                                 (412) 762-1553

                                PNC FUNDING CORP

     PNC Funding is a wholly owned indirect subsidiary of PNC. PNC Funding was incorporated under Pennsylvania law in 1972 and is engaged in financing the activities of PNC and its subsidiaries through the issuance of commercial paper and other debt guaranteed by PNC.

     PNC Funding's principal executive offices are located at:

                               1600 Market Street
                        Philadelphia, Pennsylvania 19101
                                 (215) 585-5000

                                USE OF PROCEEDS

     Unless otherwise provided in the applicable prospectus supplement, we will apply the net proceeds from the sale of the securities for general corporate purposes, including:

        - advances to PNC (in the case of PNC Funding) and subsidiaries of PNC (including its bank subsidiaries),

        - financing of possible future acquisitions,

        - repayment of outstanding indebtedness, and

        - repurchases of issued and outstanding shares of common stock under authorized programs of PNC.

     The amount and timing of advances will depend on future growth and financing requirements of PNC and its subsidiaries. Pending ultimate application, the net proceeds may be used to make short-term investments or reduce borrowed funds. In view of anticipated funding requirements, we may from time to time engage in additional financings of a character and in amounts to be determined.

                CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

     The following unaudited table presents our consolidated ratio of earnings to fixed charges. The consolidated ratio of earnings to fixed charges was computed by dividing income before income taxes and cumulative effect of changes in accounting principles and fixed charges by fixed charges. Fixed charges represent all interest expense (ratios are presented both excluding and including interest on deposits), the portion of net rental expense that is deemed to be equivalent to interest on debt, borrowed funds discount amortization expense and distributions on trust preferred capital securities. Interest expense (other than on deposits) includes interest on bank notes and senior debt, federal funds purchased, repurchase agreements, other borrowed funds and subordinated debt. Because PNC Funding is a provider of funds to PNC and its subsidiaries, fixed charges ratios are presented on a consolidated basis.

                                                                         YEAR ENDED DECEMBER 31,
                                                  SIX MONTHS ENDED   --------------------------------
                                                   JUNE 30, 1999     1998   1997   1996   1995   1994
                                                  ----------------   ----   ----   ----   ----   ----
Excluding interest on deposits................          2.61x        2.25x  2.38x  2.39x  1.42x  2.10x
Including interest on deposits................          1.75         1.60   1.62   1.60   1.21   1.53

            CONSOLIDATED RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                         AND PREFERRED STOCK DIVIDENDS

     The following unaudited table presents our consolidated ratio of earnings to combined fixed charges and preferred stock dividends. The consolidated ratio of earnings to combined fixed charges and preferred stock dividends was computed by dividing income before income taxes, cumulative effect of changes in accounting principles and fixed charges by fixed charges and preferred stock dividends. Fixed charges represent all interest expense (ratios are presented both excluding and including interest on deposits), the portion of net rental expense that is deemed to be equivalent to interest on debt, borrowed funds discount amortization expense and distributions on trust preferred capital securities. Interest expense (other than on deposits) includes interest on bank notes and senior debt, federal funds purchased, repurchase agreements, other borrowed funds and subordinated debt.

                                                                         YEAR ENDED DECEMBER 31,
                                                  SIX MONTHS ENDED   --------------------------------
                                                   JUNE 30, 1999     1998   1997   1996   1995   1994
                                                  ----------------   ----   ----   ----   ----   ----
Excluding interest on deposits................          2.57x        2.23x  2.35x  2.38x  1.42x  2.09x
Including interest on deposits................          1.74         1.60   1.61   1.60   1.21   1.53

                 DESCRIPTION OF DEBT SECURITIES AND GUARANTEES

     This section describes the general terms and provisions of the debt securities that PNC Funding may offer, and the guarantees of such debt securities by PNC. The debt securities may be either senior debt securities or subordinated debt securities. The prospectus supplement will describe the specific terms of the debt securities and guarantees offered through that prospectus supplement and any general terms outlined in this section that will not apply to those debt securities and guarantees.

     The debt securities will be issued under an indenture, dated as of December 1, 1991, as amended by a supplemental indenture dated as of February 15, 1993 (as amended, the "indenture"), a copy of which has been filed with the SEC. The Chase Manhattan Bank, formerly known as Chemical Bank and as successor by merger to Manufacturers Hanover Trust Company, is the trustee under the indenture, unless a different trustee for a series of debt securities is named in the prospectus supplement. For each series of debt securities, a supplemental indenture may be entered into among PNC Funding, PNC and The Chase Manhattan Bank or such other trustee as may be named in the prospectus supplement relating to that series of debt securities.

     We have summarized the material terms and provisions of the indenture in this section. We encourage you to read the indenture for additional information before you buy any debt securities. The summary that follows includes references to section numbers of the indenture so that you can more easily locate these provisions.

DEBT SECURITIES IN GENERAL

     The debt securities will be unsecured obligations of PNC Funding.

     The indenture does not limit the amount of debt securities that we may issue from time to time in one or more series.

     We will specify in the prospectus supplement relating to a particular series of debt securities being offered the terms relating to the offering. The terms may include:

        - the title and type of the debt securities;

        - the aggregate principal amount of the debt securities;

        - the purchase price of the debt securities;

        - the date or dates on which debt securities may be issued;

        - the date or dates on which the principal of and premium on the debt securities will be payable;

        - if the debt securities will be interest bearing:

           - the interest rate on the debt securities or the method by which the interest rate may be determined;

           - the date from which interest will accrue;

           - the record and interest payment dates for the debt securities;

           - the first interest payment date; and

           - any circumstances under which we may defer interest payments;

        - the place or places where the principal of, and premium and interest on, the debt securities will be payable;

        - any optional redemption provisions that would permit us or the holders of debt securities to elect redemption of the debt securities before their final maturity;

        - any sinking fund provisions that would obligate us to redeem the debt securities before their final maturity;

        - the portion of the principal amount of the debt securities that will be payable upon an acceleration of the maturity of the debt securities;

        - whether payment of the principal of, premium, and interest on, the debt securities will be with or without deduction for taxes, assessments or governmental charges, and with or without reimbursement of taxes, assessments or governmental charges paid by holders;

        - any events of default which will apply to the debt securities that differ from those contained in the indenture;

        - whether the debt securities will be issued in registered form or in bearer form, or in both registered form and bearer form;

        - the currency or currencies in which the debt securities will be denominated, payable, redeemable or repurchaseable;

        - whether the debt securities of such series will be issued as a global security and, if so, the identity of the depositary for such series;

        - any trustees, paying agents, transfer agents or registrars for the debt securities;

        - any special federal income tax considerations applicable to the debt securities; and

        - any other terms of such debt securities.

     We intend for any subordinated debt securities offered to be included as regulatory capital under Federal Reserve Board interpretations. As a result, these debt securities will contain subordination and acceleration provisions different from, and covenants more limited than in, certain prior issuances of PNC Funding's subordinated debt securities.

     If any of the debt securities are sold for, or if the principal of or any interest on any series of debt securities is payable in, foreign currencies or foreign currency units, the relevant restrictions, elections, tax consequences, specific terms and other information will be set forth in the applicable prospectus supplement.

     Although the indenture provides that we may issue debt securities in registered form, with or without coupons, or in bearer form, each series of debt securities will be issued in fully registered form unless the prospectus supplement provides otherwise. Debt securities that are not registered as to interest will have coupons attached, unless issued as original issue discount securities.

     The principal of, and premium and interest on, fully registered securities will be payable at the place of payment designated for such securities and stated in the prospectus supplement. PNC Funding also has the right to make interest payments by check mailed to the holder at its registered address. The principal of, and premium, if any, and interest on any debt securities in other forms will be payable in the manner and at the place or places as may be designated by PNC Funding and specified in the applicable prospectus supplement. (Sections 3.01 and 5.01)

     You may exchange or transfer the debt securities at the corporate trust office of the trustee for the applicable series of debt securities or at any other office or agency maintained by us for those purposes. You may transfer bearer debt securities by delivery. We will not require payment of a service charge for any transfer or exchange of the debt securities, but PNC Funding may require payment of a sum sufficient to cover any applicable tax or other governmental charge. (Section 3.05).

     Unless the prospectus supplement provides otherwise, each series of the debt securities will be issued only in denominations of $1,000 or any integral multiple thereof and payable in dollars. (Section 3.02). Under the indenture, however, debt securities may be issued in any denomination and payable in a foreign currency or currency unit. (Section 3.01).

     We may issue debt securities with "original issue discount." Original issue discount debt securities bear no interest or bear interest at below-market rates and will be sold below their stated principal amount. The prospectus supplement will describe any special federal income tax consequences and other special considerations applicable to any securities issued with original issue discount.

SENIOR DEBT SECURITIES

     The senior debt securities will rank equally with all senior indebtedness of PNC Funding. At August 31, 1999, the outstanding senior indebtedness of PNC Funding was approximately $918.5 million.

     "Senior indebtedness of PNC Funding" means the principal of, and premium and interest on, (i) all "indebtedness for money borrowed" of PNC Funding whether outstanding on the date of execution of the indenture or thereafter created, assumed or incurred, and (ii) any deferrals, renewals or extensions of any such indebtedness. The following indebtedness of PNC Funding, however, is not considered to be senior indebtedness of PNC Funding:

        - 9 7/8% Subordinated Notes Due 2001,

        - 6 7/8% Subordinated Notes Due 2003,

        - 6 1/8% Subordinated Notes Due 2003,

        - 7 3/4% Subordinated Notes Due 2004,

        - 6 7/8% Subordinated Notes Due 2007,

        - 6 1/2% Subordinated Notes Due 2008, and

        - 6 1/8% Subordinated Notes Due 2009.

     The term "indebtedness for money borrowed" means:

        - any obligation of, or any obligation guaranteed by, PNC Funding for the repayment of money borrowed, whether or not evidenced by bonds, debentures, notes or other written instruments,

        - any capitalized lease obligation, and

        - any deferred obligation for payment of the purchase price of any property or assets. (Section 1.01).

     Senior indebtedness of PNC Funding includes any borrowings under the $500 million credit facility under an Amended and Restated Credit Agreement dated as of March 18, 1996, as amended, (the "$500 Million Credit Facility"), and outstanding commercial paper issued by PNC Funding. No amounts are currently outstanding under the $500 Million Credit Facility. There is no limitation on the issuance of additional senior indebtedness of PNC Funding.

SUBORDINATED DEBT SECURITIES

     The subordinated debt securities will be subordinated in right of payment to all senior indebtedness of PNC Funding. (Section 12.01). In certain events of insolvency of PNC Funding, the subordinated debt securities will also be effectively subordinated in right of payment to all "other company obligations" and will be subject to an obligation of PNC Funding to pay any "excess proceeds" (as defined in the indenture) to creditors in respect of any unpaid other company obligations. (Section 12.13).

     "Other company obligations" means obligations of PNC Funding associated with derivative products such as interest rate and currency exchange contracts, foreign exchange contracts, commodity contracts, or any similar arrangements, unless the instrument by which PNC Funding incurred, assumed or guaranteed the obligation expressly provides that it is subordinate or junior in right of payment to any other indebtedness or obligations of PNC Funding. (Section 1.01). At August 31, 1999, there were no other company obligations of PNC Funding.

     Upon the liquidation, dissolution, winding up, or reorganization of PNC Funding, PNC Funding must pay to the holders of all senior indebtedness of PNC Funding the full amounts of principal of, and premium and interest on, that senior indebtedness before any payment is made on the subordinated debt securities. If, after PNC Funding has made those payments on the senior indebtedness

        - (i) there are amounts available for payment on the subordinated debt securities (as defined in the indenture, "excess proceeds"), and (ii) at such time, any creditors in respect of "other company obligations" have not received their full payments, then

        - PNC Funding shall first use such excess proceeds to pay in full all such other company obligations before PNC Funding makes any payment in respect of the subordinated debt securities. (Section 12.02).

     In addition, PNC Funding may not make any payment on the subordinated debt securities in the event

        - PNC Funding has failed to make full payment of the principal of, or premium, if any, or interest on any senior indebtedness of PNC Funding; or

        - any event of default with respect to any senior indebtedness of PNC Funding has occurred and is continuing, or would occur as a result of such payment on the subordinated debt securities.

     Because of the subordination provisions and the obligation to pay excess proceeds, in the event of insolvency, holders of the subordinated debt securities may recover less, ratably, than holders of senior indebtedness of PNC Funding and other company obligations, and holders of existing company subordinated indebtedness and other creditors of PNC Funding. (Sections 12.01, 12.02, 12.03, and 12.13).

     PNC Funding's obligations under the subordinated debt securities will rank equally in right of payment with each other and with the "existing company subordinated indebtedness" (as defined in the indenture), subject to the obligations of the holders of subordinated debt securities to pay over any excess proceeds to creditors in respect of other company obligations as provided in the indenture. (Section 12.13).

     As defined in the indenture, the existing company subordinated indebtedness currently consists of PNC Funding's 9 7/8% Subordinated Notes Due 2001. (Section 1.01). At August 31, 1999, the outstanding existing company subordinated indebtedness of PNC Funding was approximately $100 million.

GUARANTEES IN GENERAL

     PNC will unconditionally guarantee the due and punctual payment of the principal of, premium, if any, and interest on the debt securities when and as the same shall become due and payable, whether at maturity, upon redemption or otherwise. (Section 3.12).

     PNC is a holding company that conducts substantially all its operations through subsidiaries. As a result, claims of the holders of the guarantees will generally have a junior position to claims of creditors of PNC's subsidiaries (including in the case of any bank subsidiary, its depositors), except to the extent that PNC may itself be a creditor with recognized claims against the subsidiary. In addition, there are certain regulatory and other limitations on the payment of dividends and on loans and other transfers of funds to PNC by its bank subsidiaries.

GUARANTEES OF SENIOR DEBT SECURITIES

     The guarantees of senior debt securities will rank equally with all senior indebtedness of PNC (defined in the indenture as "senior guarantor indebtedness"). At August 31, 1999, the outstanding senior indebtedness of PNC was approximately $1,218.5 million, which is inclusive of the guarantee of senior indebtedness of PNC Funding.

     "Senior indebtedness of PNC" means the principal of, and premium, if any, and interest on, (i) all "indebtedness for money borrowed" of PNC, whether outstanding on the date of execution of the indenture or thereafter created, assumed or incurred, and (ii) any deferrals, renewals or extensions of any such indebtedness of PNC. (Section 1.01). However, the following indebtedness of PNC is not considered to be senior indebtedness of PNC:

        - PNC's 8 1/4% Convertible Subordinated Debentures Due 2008, and

        - PNC's guarantee of the following indebtedness of PNC Funding:

           - 9 7/8% Subordinated Notes Due 2001,

           - 6 7/8% Subordinated Notes Due 2003,

           - 6 1/8% Subordinated Notes Due 2003,

           - 7 3/4%, Subordinated Notes Due 2004,

           - 6 7/8% Subordinated Notes Due 2007,

           - 6 1/2% Subordinated Notes Due 2008, and

           - 6 1/8% Subordinated Notes Due 2009.

     The term "indebtedness for money borrowed" means

           - any obligation of, or any obligation guaranteed by, PNC for the repayment of money borrowed, whether or not evidenced by bonds, debentures, notes or other written instruments,

           - any capitalized lease obligation, and

           - any deferred obligation for payment of the purchase price of any property or assets.

     "Senior indebtedness of PNC" includes PNC's guarantee of the following senior notes of PNC Funding:

           - 5.43% Senior Notes Due 2000,

           - 6.95% Notes Due 2002, and

           - 7.00% Notes Due 2004

and the following joint and several obligations of PNC and PNC Bancorp, Inc. assumed in connection with the merger of Midlantic Corporation with PNC Bancorp, Inc. on December 31, 1995:

           - 9.25% Senior Notes Due 1999,

           - 9.875% Subordinated Capital Notes Due 1999, and

           - 9.20% Subordinated Capital Notes Due 2001.

     "Senior indebtedness of PNC" also includes PNC's guarantee of any borrowings under the $500 Million Credit Facility and of any outstanding commercial paper issued by PNC Funding. There is no limitation under the indenture on the issuance of additional senior indebtedness of PNC.

GUARANTEES OF SUBORDINATED DEBT SECURITIES

     The guarantees of the subordinated debt securities ("subordinated guarantees") will be subordinated in right of payment to all senior indebtedness of PNC. (Section 12.04). In certain events of insolvency of PNC, the subordinated guarantees will also be effectively subordinated in right of payment to all "other guarantor obligations" (as defined in the indenture). (Section 12.05). "Other guarantor obligations" means obligations of PNC associated with derivative products such as interest rate and currency exchange contracts, foreign exchange contracts, commodity contracts or any similar arrangements, unless the instrument by which PNC incurred, assumed or guaranteed the obligation expressly provides that it is subordinate or junior in right of payment to any other indebtedness or obligations of PNC. (Section 1.01) At August 31, 1999, there were no other guarantor obligations of PNC.

     Upon the liquidation, dissolution, winding up, or reorganization of PNC, PNC must pay to the holders of all senior indebtedness of PNC the full amounts of principal of, and premium and interest on, that senior indebtedness before any payment is made on the subordinated debt securities. If, after PNC has made those payments on the senior indebtedness

        - (i) there are amounts available for payment on the subordinated debt securities (as defined in the indenture, "excess proceeds"), and (ii) at such time, any creditors in respect of "other company obligations" have not received their full payments, then

        - PNC shall first use such excess proceeds to pay in full all such other company obligations before PNC makes any payment in respect of the subordinated debt securities. (Section 12.02).

     In addition, PNC may not make any payment on the subordinated debt securities in the event

        - PNC has failed to make full payment of the principal of, or premium, if any, or interest on any senior indebtedness of PNC; or

        - any event of default with respect to any senior indebtedness of PNC has occurred and is continuing, or would occur as a result of such payment on the subordinated debt securities.

     Because of the subordination provisions and the obligation to pay excess proceeds, in the event of insolvency, holders of subordinated guarantees of PNC may recover less, ratably, than holders of senior indebtedness of PNC and other guarantor obligations, and existing guarantor subordinated indebtedness (as defined in the indenture) and other creditors of PNC. (Section 3.12, 12.04, 12.05, 12.06 and 12.14)

     As defined in the indenture, the "existing guarantor subordinated indebtedness" currently consists of:

        - PNC's guarantee of PNC Funding's 9 7/8% Subordinated Notes Due 2001, and

        - PNC's 8 1/4% Convertible Subordinated Debentures Due 2008.

     At August 31, 1999, $100 million and $267,000, respectively, in principal amounts of such subordinated notes and debentures were outstanding.

     As provided in the indenture, in the event of insolvency of PNC, the holders of the subordinated guarantees are subject to an obligation to pay any excess proceeds to creditors in respect of any unpaid other guarantor obligations (as defined in the indenture).

     The subordinated guarantees will also rank equally in right of payment with PNC's guarantee of the following subordinated notes of PNC Funding:

        - 6 7/8% Subordinated Notes Due 2003,

        - 6 1/8% Subordinated Notes Due 2003,

        - 7 3/4% Subordinated Notes Due 2004,

        - 6 7/8% Subordinated Notes Due 2007,

        - 6 1/2% Subordinated Notes Due 2008, and

        - 6 1/8% Subordinated Notes Due 2009.

     As with holders of the subordinated guarantees, the holders of such guarantees of the subordinated notes of PNC Funding are subject to an obligation to pay any excess proceeds to creditors in respect of any unpaid other guarantor obligations. Therefore, in the event of insolvency of PNC, holders of the subordinated guarantees will recover the same, ratably, as holders of PNC's guarantees of such subordinated notes of PNC Funding.

EFFECT OF SUBORDINATION PROVISIONS

     By reason of the subordination provisions described above and as described more fully in the applicable prospectus supplement, in the event of insolvency of PNC Funding, holders of subordinated notes may recover less, ratably, than holders of senior indebtedness of PNC Funding and "other company obligations." Holders of subordinated notes may also recover less, ratably, than holders of "existing company subordinated indebtedness" and other creditors of PNC Funding. Similarly, holders of subordinated guarantees may recover less, ratably, than holders of senior indebtedness of PNC and "other guarantor obligations," and may also recover less, ratably, than holders of "existing guarantor subordinated indebtedness" and other creditors of PNC.

CERTAIN COVENANTS

     The indenture contains certain covenants that impose various restrictions on us and, as a result, afford the holders of debt securities certain protections. Although statements have been included in this prospectus as to the general purpose and effect of the covenants, investors must review the full text of the covenants to be able to evaluate meaningfully the covenants.

  Restriction on Sale or Issuance of Voting Stock of a Principal Subsidiary Bank

     The covenant described below is designed to ensure that, for so long as any senior debt securities are issued and outstanding, PNC will continue directly or indirectly to own and thus serve as the holding company for its "principal subsidiary banks." When we use the term "principal subsidiary banks," we mean each of:

        - PNC Bank,

        - any other subsidiary bank the consolidated assets of which constitute 20% or more of the consolidated assets of PNC and its subsidiaries,

        - any other subsidiary bank designated as a principal subsidiary bank by the board of directors of PNC, or

        - any subsidiary that owns any voting shares or certain rights to acquire voting shares of any principal subsidiary bank, and their respective successors, provided any such successor is a subsidiary bank or a subsidiary, as appropriate.

As of the date hereof, our only principal subsidiary bank is PNC Bank.

     The indenture prohibits PNC, unless debtholder consent is obtained from the holders of senior debt securities, from:

        - selling or otherwise disposing of, and permitting a principal subsidiary bank to issue, voting shares or certain rights to acquire voting shares of a principal subsidiary bank,

        - permitting the merger or consolidation of a principal subsidiary bank with or into any other corporation, or

        - permitting the sale or other disposition of all or substantially all the assets of any principal subsidiary bank, if after giving effect to any one of such transactions and the issuance of the maximum number of voting shares issuable upon the exercise of all such rights to acquire voting shares of a principal subsidiary bank, PNC would own directly or indirectly less than 80% of the voting shares of such principal subsidiary bank. This restriction does not apply to:

            -- transactions required by any law, or any regulation or order of any governmental authority;

            -- transactions required as a condition imposed by any governmental authority to the acquisition by PNC, directly or indirectly, or any other corporation or entity if thereafter,

               - PNC would own at least 80% of the voting shares of the other corporation or entity,

               - the consolidated banking assets of PNC would be at least equal to those prior thereto, and

               - the board of directors of PNC shall have designated the other corporation or entity a principal subsidiary bank;

            -- transactions that do not reduce the percentage of voting shares of such principal subsidiary bank owned directly or indirectly by PNC; and

            -- transactions where the proceeds are invested within 180 days after such transaction in any one or more subsidiary banks.

     The indenture, however, does permit the following:

        - the merger of a principal subsidiary bank with and into a principal subsidiary bank or PNC,

        - the consolidation of principal subsidiary banks into a principal subsidiary bank or PNC, or

        - the sale or other disposition of all or substantially all of the assets of any principal subsidiary bank to another principal subsidiary bank or PNC,

if, in any such case in which the surviving, resulting or acquiring entity is not PNC, PNC would own, directly or indirectly, at least 80% of the voting shares of the principal subsidiary bank surviving such merger, resulting from such consolidation or acquiring such assets. (Section 5.06).

  Ownership of PNC Funding

     The indenture contains a covenant that, so long as any of the debt securities are outstanding, PNC will continue to own, directly or indirectly, all of the outstanding voting shares of PNC Funding. (Section 5.07).

  Restriction on Liens

     The purpose of the restriction on liens covenant is to preserve PNC's direct or indirect interest in voting shares of principal subsidiary banks free of security interests of other creditors. The covenant permits certain specified liens and liens where the senior debt securities are equally secured. The indenture prohibits PNC and its subsidiaries from creating or permitting any liens (other than certain tax and judgment liens) upon voting shares of any principal subsidiary bank to secure indebtedness for borrowed money unless the senior debt securities are equally and ratably secured. Notwithstanding this prohibition, PNC may create or permit the following:

        - purchase money liens and liens on voting shares of any principal subsidiary bank existing at the time such voting shares are acquired or created within 120 days thereafter;

        - the acquisition of any voting shares of any principal subsidiary bank subject to liens at the time of acquisition or the assumption of obligations secured by a lien on such voting shares;

        - under certain circumstances, renewals, extensions or refunding of the liens described in the two preceding bullets; and

        - liens to secure loans or other extensions of credit under Section 23A of the Federal Reserve Act or any successor or similar federal law or regulation. (Section 5.08).

  Consolidation or Merger

     The covenant described below protects the holders of debt securities upon certain transactions involving PNC Funding or PNC by requiring any successor to PNC Funding or PNC to assume the predecessor's obligations under the indenture. In addition, the covenant prohibits transactions that would result in an event of default, a default or an event which could become an event of default or default under the indenture. PNC Funding or PNC may consolidate with, merge into, or transfer substantially all of its properties to, any other corporation organized under the laws of any domestic jurisdiction, if:

        - the successor corporation assumes all obligations of PNC Funding or PNC, as the case may be, under the debt securities and the guarantees and under the indenture;

        - immediately after the transaction, no event of default or default, and no event which, after notice or lapse of time, would become an event of default or default, exists; and

        - certain other conditions are met. (Sections 10.01 and 10.03).

     The indenture does not limit our ability to enter into a highly leveraged transaction or provide you with any special protection in the event of such a transaction.

MODIFICATION AND WAIVER

     We and the trustee may modify the indenture with the consent of the holders of the majority in aggregate principal amount of outstanding debt securities of each series affected thereby. However, the following modifications and amendments will not be effective against any holder without its consent:

        - change the stated maturity of any payment of principal or interest;

        - reduce the principal amount of, or the premium, if any, or the interest on such debt security;

        - reduce the portion of the principal amount of an original issue discount debt security, payable upon acceleration of the maturity of that debt security;

        - change the place or places where, or the currency in which, any debt security or any premium or interest is payable;

        - impair the right of a holder to institute suit for the enforcement of any payment on or with respect to any such debt security;

        - reduce the percentage in principal amount of securities debt securities necessary to modify the indenture or the percentage in principal amount of outstanding debt securities necessary to waive compliance with conditions and defaults under the indenture; or

        - modify or affect the terms and conditions of the guarantees in any manner adverse to a holder. (Section 9.02).

     We and the trustee may modify and amend the indenture without the consent of any holder of debt securities for any of the following purposes:

        - to evidence the succession of another corporation to PNC Funding or PNC;

        - to provide for the acceptance of appointment of a successor trustee;

        - to add to the covenants of PNC Funding or PNC for the benefit of the holders of debt securities;

        - to cure any ambiguity, defect or inconsistency in the indenture, if such action does not adversely affect the holders of debt securities in any material respect;

        - to secure the debt securities under applicable provisions of the indenture;

        - to establish the form or terms of debt securities;

        - to permit the payment in the United States of principal, premium or interest on unregistered securities; or

        - to provide for the issuance of uncertificated debt securities in place of certificated debt securities. (Section 9.01).

     In addition, the holders of a majority in principal amount of outstanding debt securities of any series may, on behalf of all holders of that series, waive compliance with certain covenants, including those described under the captions above entitled "Restriction on Sale or Issuance of Voting Stock of a Principal Subsidiary Bank," "Ownership of PNC Funding" and "Restriction on Liens." (Section 5.09). No waiver by the holders of any series of subordinated debt securities is required with respect to the covenant described under the caption above entitled "Restriction on Sale or Issuance of Voting Stock of a Principal Subsidiary Bank." (Section 5.10). Covenants concerning the payment of principal, premium, if any, and interest on the debt securities, compliance with the terms of the indenture, maintenance of an agency and certain monies held in trust, may only be waived pursuant to a supplemental indenture executed with the consent of each affected holder of debt securities. The covenant concerning certain reports required by federal law may not be waived.

EVENTS OF DEFAULT, DEFAULTS, WAIVERS

     The indenture defines an event of default with respect to any series of senior debt securities as being any one of the following events and such other event as may be established for the debt securities of a particular series:

        - failure to pay interest on such series for 30 days after the payment is due;

        - failure to pay the principal of or premium, if any, on such series when due;

        - failure to deposit any sinking fund payment with respect to such series when due;

        - failure to perform any other covenant or warranty in the indenture that applies to such series for 90 days after we have received written notice of the failure to perform in the manner specified in the indenture;

        - the occurrence of certain events relating to bankruptcy, insolvency or reorganization of either of us or any principal subsidiary bank; or

        - any other event of default specified in the supplemental indenture under which such senior debt securities are issued. (Section 7.01(a)).

     The indenture defines an event of default with respect to any series of subordinated debt securities as certain events involving the bankruptcy or reorganization of PNC or any principal subsidiary bank, or any other event of default specified in the supplemental indenture under which such subordinated debt securities are issued or in the form of securities for such series. There is no right of acceleration in the case of events involving the bankruptcy, insolvency or reorganization of PNC Funding or of a default in the payment of principal, interest, premium, if any, or any sinking fund payment with respect to a series of subordinated debt securities or in the case of a default in the performance of any other covenant of PNC Funding or PNC in the indenture. Accordingly, payment of principal of any series of subordinated debt may be accelerated only in the case of the bankruptcy or reorganization of PNC or any principal subsidiary bank.

     The indenture defines a default with respect to any series of subordinated debt securities as:

        - any of the items listed in the first four bullets above as events of default with respect to senior debt securities,

        - events involving the bankruptcy, insolvency or reorganization of PNC Funding, and

        - such other default as may be established for the subordinated debt securities of a particular series. (Section 7.01(c)).

A breach of the covenant described under the caption above entitled "Restriction on Sale or Issuance of Voting Stock of a Principal Subsidiary Bank" will not result in a default with respect to any series of subordinated debt securities. (Sections 7.01(b) and (c)).

     If an event of default occurs and is continuing with respect to any series of debt securities, either the trustee or the holders of at least 25% in principal amount of outstanding debt securities of that series may declare the principal of such series (or if debt securities of that series are original issue discount securities, a specified amount of the principal) to be due and payable immediately. Subject to certain conditions, the holders of a majority in principal amount of the outstanding debt securities of such series may rescind such declaration and waive certain defaults. Prior to any declaration of acceleration, the holders of a majority in principal amount of the outstanding debt securities of the applicable series may waive any past default or event of default, except a payment default, or a past default or event of default in respect of a covenant or provision of the indenture which cannot be modified without the consent of the holder of each outstanding debt security affected. (Sections 7.02, 7.08 and 7.13).

     Other than its duties in the case of an event of default or a default, the trustee is not obligated to exercise any of the rights or powers in the indenture at the request or direction of holders of debt securities, unless such holders offer the trustee reasonable security or indemnity. If reasonable indemnification is provided, then, subject to the other rights of the trustee, the holders of a majority in principal amount of the outstanding debt securities of any series may direct the time, method and place of conducting any proceeding for any remedy available to the trustee with respect to debt securities of such series. (Sections 8.03 and 7.12).

     The indenture provides that in the event of a payment default of 30 days with respect to any debt securities of any series, PNC Funding will, upon demand of the trustee, pay to it, for the benefit of the holder of any such debt security the whole amount then due and payable on such debt security for principal and interest. The indenture, as amended, further provides that if PNC Funding fails to pay such amount immediately upon such demand, the trustee may, among other things, institute a judicial proceeding for its collection. (Section 7.03).

     The indenture requires us to furnish annually to the trustee certificates as to the absence of any default under the indenture. The trustee may withhold notice to the holders of debt securities of any default (except in payment of principal, premium, if any, interest or sinking fund installment) if the trustee determines that the withholding of the notice is in the interest of those holders. (Sections 5.04 and 8.02).

     The holder of any debt security of any series may institute any proceeding with respect to the indenture or for any remedy thereunder if:

        - a holder previously has given the trustee written notice of a continuing event of default or default with respect to debt securities of that series;

        - the holders of at least 25% in principal amount of the outstanding debt securities of that series have made a written request, and offered reasonable indemnity, to the trustee to institute such proceeding;

        - the trustee has not received directions inconsistent with such request from the holders of a majority in principal amount of the outstanding debt securities of that series; and

        - the trustee has not started such proceeding within 60 days after receiving the request.

     However, the holder of any debt security will have an absolute right to receive payment of the principal of, and premium, if any, and interest on such debt security when due and to institute suit to enforce any such payment. (Sections 7.07 and 7.08).

DEFEASANCE

     Except as may otherwise be provided in any applicable prospectus supplement, the indenture provides that we will be discharged from our obligations under the debt securities of a series at any time prior to the stated maturity or redemption thereof when we have irrevocably deposited in trust with the trustee money and/or government securities which through the payment of principal and interest in accordance with their terms will provide sufficient funds, without reinvestment, to repay in full the debt securities of such series. Deposited funds will be in the currency or currency unit in which the debt securities are denominated. Deposited government securities will be direct obligations of, or obligations the principal of and interest on which are fully guaranteed by, the government which issued the currency in which the debt securities are denominated, and which are not subject to prepayment, redemption or call. Upon such discharge, the holders of the debt securities of such series will no longer be entitled to the benefits of the indenture, except for the purposes of registration of transfer and exchange of the debt securities of such series, and replacement of lost, stolen or mutilated debt securities, and may look only to such deposited funds or obligations for payment. (Sections 11.01 and 11.02).

     For federal income tax purposes, the deposit and discharge may, depending on a variety of factors, result in a taxable gain or loss being recognized by the holders of the affected debt securities. You are urged to consult your own tax advisers as to the specific consequences of such a deposit and discharge, including the applicability and effect of tax laws other than federal income tax laws.

GLOBAL SECURITIES

     We may issue the debt securities of a series in whole or in part in the form of a global security that will be deposited with a depositary. Such depositary will be The Depository Trust Company ("DTC"), unless otherwise identified in the prospectus supplement relating to such series. A global security may be issued as either a registered or unregistered security and in either temporary or permanent form. Unless and until it is exchanged in whole or in part for individual certificates evidencing debt securities in definitive form represented thereby, a global security may not be transferred except as a whole by the depositary for such global security or any nominee thereof to a successor of such depositary or a nominee of such successor. (Section 2.05).

     If DTC is the depositary for a series of debt securities, such series will be issued as fully-registered securities registered in the name of Cede & Co. (DTC's partnership nominee). One fully registered global security will be issued for such series of debt securities, in the aggregate principal amount of such series, and will be deposited with DTC. If, however, the aggregate principal amount of such series of debt securities exceeds $200 million, one global security will be issued with respect to each $200 million of principal amount and an additional global security will be issued with respect to any remaining principal amount of such series.

     DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly ("indirect participants"). The rules applicable to DTC and its participants are on file with the SEC.

     Purchases of a series of debt securities under the DTC system will need to be made by or through direct participants, which will receive a credit for the debt securities on DTC's records. The ownership interest of each actual purchaser of each debt security ("beneficial owner") is in turn to be recorded on the direct participants' and indirect participants' records. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as provide periodic statements of their holdings, from the direct participants or indirect participants through which the beneficial owner entered into the transaction. Transfers of ownership interests in the debt securities are to be accomplished by entries made on the books of the participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interest in the global security or global securities, except in the event that use of the book-entry system for such debt securities is discontinued.

     To facilitate subsequent transfers, all global securities deposited by participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of global securities with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has advised us that DTC will have no knowledge of the actual beneficial owners of the global securities, and that DTC's records reflect only the identity of the direct participants to whose accounts global securities are credited, which may or may not be the beneficial owners. Participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     To the extent any series of debt securities is redeemable, redemption notices will be sent to DTC. If less than all of the debt securities within an issue are being redeemed, DTC's practice is to determine by lot the amount of the interest of each direct participant in such issue to be redeemed. The applicable prospectus supplement for a series of debt securities will indicate whether such series is redeemable.

     To the extent applicable, neither DTC nor Cede & Co. will consent or vote with respect to any global securities deposited with it. Under its usual procedure, DTC will mail an omnibus proxy to the issuer as soon as possible after the record date. The omnibus proxy assigns Cede & Co.'s consenting and voting rights to those direct participants to whose accounts the debt securities are credited on the record date (identified in a listing attached to the omnibus proxy).

     Principal and interest payments on the global securities deposited with DTC will be made to Cede & Co., as nominee of DTC. DTC's practice is to credit direct participants' accounts, upon DTC's receipt of funds and corresponding detail information from the issuer, on the payable date in accordance with their respective holdings shown on DTC's records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as in the case with securities held for the accounts of customers registered in "street name", and will be the responsibility of such participant and not DTC or PNC Funding, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to Cede & Co. will be the responsibility of the trustee, who unless otherwise indicated in the applicable pricing supplement, will be PNC Funding's paying agent, disbursements of such payments to direct participants will be the responsibility of DTC, and disbursements of such payments to beneficial owners will be the responsibility of direct participants and indirect participants. None of PNC Funding, PNC, the trustee, any paying agent, or the registrar for the debt securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the global security or global securities for any series of debt securities or for maintaining, supervising or reviewing any records relating to such beneficial interests.

     If DTC is at any time unwilling, unable or ineligible to continue as the depositary and a successor depositary is not appointed by PNC Funding within 90 days, PNC Funding will issue certificated debt securities for each series in definitive form in exchange for each global security. If PNC Funding determines not to have a series of debt securities represented by a global security, which it may do, it will issue certificated debt securities for such series in definitive form in exchange for the global security. In either instance, a beneficial owner will be entitled to physical delivery of certificated debt securities for such series in definitive form equal in principal amount to such beneficial owner's beneficial interest in the global security and to have such certificated debt securities for such series registered in such beneficial owner's name. Certificated debt securities so issued in definitive form will be issued in denominations of $1,000 and integral multiples thereof and will be issued in registered form only, without coupons.

     Any other or differing terms of the depositary arrangement will be described in the prospectus supplement relating to a series of debt securities.

REGARDING THE TRUSTEE

     In the ordinary course of business, we may maintain lines of credit with one or more trustees for a series of debt securities and the principal subsidiary banks and other subsidiary banks may maintain deposit accounts and conduct other banking transactions with one or more trustees for a series of debt securities.

TRUSTEE'S DUTY TO RESIGN UNDER CERTAIN CIRCUMSTANCES

     PNC Funding may issue both senior and subordinated debt securities under the indenture. Because the subordinated debt securities will rank junior in right of payment to the senior debt securities, the occurrence of a default under the indenture with respect to the subordinated debt securities or any senior debt securities could create a conflicting interest under the Trust Indenture Act of 1939, as amended, with respect to any trustee who serves as trustee for both senior and subordinated debt securities. In addition, upon the occurrence of a default under the indenture with respect to any series of debt securities the trustee of which maintains banking relationships with PNC Funding or PNC, such trustee would have a conflicting interest under the Trust Indenture Act as a result of such business relationships. If a default has not been cured or waived within 90 days after the trustee has or acquires a conflicting interest, the trustee generally is required by the Trust Indenture Act to eliminate such conflicting interest or resign as trustee with respect to the subordinated debt securities or the senior debt securities. In the event of the trustee's resignation, we will promptly appoint a successor trustee with respect to the affected securities.

                          DESCRIPTION OF COMMON STOCK

     As of the date of the prospectus, PNC is authorized to issue 450,000,000 shares of common stock. At August 31, 1999, PNC had 294,557,603 shares of common stock issued and outstanding and 58,265,164 shares held in treasury.

     The following summary is not complete. You should refer to the applicable provisions of PNC's certificate of incorporation, including the certificates of designation pursuant to which the outstanding series of preferred stock were issued and to the Pennsylvania Business Corporation Law for a complete statement of the terms and rights of the common stock.

     Holders of common stock are entitled to one vote per share on all matters submitted to shareholders. Holders of common stock have neither cumulative voting rights nor any preemptive rights for the purchase of additional shares of any class of stock of PNC, and are not subject to liability for further calls or assessments. The common stock does not have any sinking fund, conversion or redemption provisions.

     Holders of common stock may receive dividends when declared by the Board of Directors of PNC out of funds legally available to pay dividends. The Board of Directors may not pay or set apart dividends on common stock until dividends for all past dividend periods on any series of outstanding preferred stock have been paid or declared and set apart for payment.

     PNC currently has outstanding $300 million of 8.315% Junior Subordinated Debentures Due 2027 and $200 million of Floating Rate Junior Subordinated Debentures Due 2028. The terms of these debentures permit PNC to defer interest payments on the debentures for up to five years. If PNC defers interest payments on these debentures, PNC may not during the deferral period:

        - declare or pay any cash dividends on any of its common stock;

        - redeem any of its common stock;

        - purchase or acquire any of its common stock; or

        - make a liquidation payment on any of its common stock.

     In the event of dissolution or winding up of the affairs of PNC, holders of common stock will be entitled to share ratably in all assets remaining after payments to all creditors and payments required to be made in respect of outstanding preferred stock (including accrued and unpaid dividends thereon).

     The Board of Directors of PNC may, except as otherwise required by applicable law, cause the issuance of authorized shares of common stock without shareholder approval to such persons and for such consideration as the Board of Directors may determine in connection with acquisitions by PNC or for other corporate purposes.

     The Chase Manhattan Bank, New York, New York, is the transfer agent and registrar for PNC's common stock. The shares of common stock are listed on the New York Stock Exchange under the symbol "PNC." The outstanding shares of common stock are, and the shares offered hereby will be, validly issued, fully paid and nonassessable and the holders of the common stock are not and will not be subject to any liability as shareholders.

                         DESCRIPTION OF PREFERRED STOCK

     This section describes the general terms and provisions of PNC's preferred stock that may be offered by this prospectus. The prospectus supplement will describe the specific terms of the series of the preferred stock offered through that prospectus supplement and any general terms outlined in this section that will not apply to that series of preferred stock.

     We have summarized the material terms and provisions of the preferred stock in this section. We have also filed PNC's articles of incorporation and the form of certificate of preferred stock, which we will refer to as the "certificate of designations" as exhibits to the registration statement. You should read PNC's articles of incorporation and the certificate of designations relating to the applicable series of the preferred stock for additional information before you buy any preferred stock.

GENERAL

     The Board of Directors of PNC (the "PNC board") is authorized without further shareholder action to cause the issuance, as of August 31, 1999, of up to 10,662,800 additional shares of preferred stock. Such preferred stock may be issued in one or more series, each with such preferences, limitations, designations, conversion rights, voting rights, dividend rights, voluntary and involuntary liquidation rights and other rights as the PNC board may determine at the time of issuance.

     The rights of the holders of PNC's common stock are subject to any rights and preferences of such outstanding series of preferred stock, and the preferred stock offered in this prospectus. In addition, those rights would be subject to the rights and preferences of any additional shares of preferred stock, or any series thereof, which might be issued in the future.

     The existence of authorized but unissued preferred stock could have the effect of discouraging an attempt to acquire control of PNC. For example, preferred stock could be issued to persons, firms or entities known to be friendly to management.

     PNC currently has outstanding $300 million of 8.315% Junior Subordinated Debentures Due 2027 and $200 million of Floating Rate Junior Subordinated Debentures Due 2028. The terms of these debentures permit PNC to defer interest payments on the debentures for up to five years. If PNC defers interest payments on these debentures, PNC may not during the deferral period:

        - declare or pay any cash dividends on any of its preferred stock;

        - redeem any of its preferred stock;

        - purchase or acquire any of its preferred stock; or

        - make a liquidation payment on any of its preferred stock.

PREFERRED STOCK OFFERED HEREIN

  General

     The preferred stock will, when issued, be fully paid and nonassessable. Unless otherwise specified in the prospectus supplement, the shares of each series of preferred stock will upon issuance rank on a parity in all respects with PNC's currently existing series of preferred stock, described below, and each other series of preferred stock of PNC outstanding at that time. Holders of the preferred stock will have no preemptive rights to subscribe for any additional securities that may be issued by PNC. Unless otherwise specified in the applicable prospectus supplement, The Chase Manhattan Bank, New York, New York, will be the transfer agent and registrar for the preferred stock.

     Because PNC is a holding company, its rights and the rights of holders of its securities, including the holders of preferred stock, to participate in the assets of any PNC subsidiary upon its liquidation or recapitalization will be subject to the prior claims of such subsidiary's creditors and preferred shareholders, except to the extent PNC may itself be a creditor with recognized claims against such subsidiary or a holder of preferred shares of such subsidiary.

     PNC may elect to offer depositary shares evidenced by depositary receipts. If PNC so elects, each depositary share will represent a fractional interest (to be specified in the prospectus supplement relating to the particular series of preferred stock) in a share of a particular series of the preferred stock issued and deposited with a depositary (as defined below). See "Description of Depositary Shares" below.

  Dividends

     The holders of the preferred stock will be entitled to receive dividends, if declared by the PNC board or a duly authorized committee thereof. The applicable prospectus supplement will specify the dividend rate and dates on which dividends will be payable. The rate may be fixed or variable or both. If the dividend rate is variable, the applicable prospectus supplement will describe the formula used for determining the dividend rate for each dividend period. PNC will pay dividends to the holders of record as they appear on the stock books of PNC on the record dates fixed by the PNC board or a duly authorized committee thereof. PNC may pay dividends in the form of cash, preferred stock (of the same or a different series) or common stock of PNC, in each case as specified in the applicable prospectus supplement.

     The applicable prospectus supplement will also state whether dividends on any series of preferred stock are cumulative or noncumulative. If the PNC board does not declare a dividend payable on a dividend payment date on any noncumulative preferred stock, then the holders of that preferred stock will not be entitled to receive a dividend for that dividend period, and PNC will have no obligation to pay the dividend for that dividend period even if the PNC board declares a dividend on that series payable in the future.

     The PNC board will not declare and pay a dividend on the common stock or on any class or series of stock of PNC ranking as to dividends subordinate to a series of cumulative preferred stock (other than dividends payable in common stock or in any class or series of stock of PNC ranking as to dividends and assets subordinate to such series), until PNC has paid in full dividends (to the extent cumulative) for all past dividend periods on all outstanding shares of such series. If PNC does not pay in full dividends for any dividend period on all shares of preferred stock ranking equally as to dividends, all such shares will participate ratably in the payment of dividends for that period in proportion to the full amounts of dividends to which they are entitled.

  Voting

     Except as provided in this prospectus or in the applicable prospectus supplement, or as required by applicable law, the holders of preferred stock will not be entitled to vote. Except as otherwise required by law or provided by the PNC board and described in the applicable prospectus supplement, holders of preferred stock having voting rights and holders of common stock vote together as one class. Holders of preferred stock do not have cumulative voting rights.

     If, at the time of any annual meeting of PNC shareholders, PNC has not paid, or declared and set apart for payment, dividends on all outstanding shares of preferred stock in an amount equal to six quarterly dividends at the rates payable upon such shares, the number of directors of PNC will be increased by two, and the holders of all outstanding preferred stock voting together as a class will be entitled to elect those two additional directors at that annual meeting. After PNC pays the full amount of dividends to which the holders of preferred stock are entitled, the terms of the two additional directors will end, the number of directors of PNC will be reduced by two, and such voting right of the holders of preferred stock will end.

     Unless PNC receives the consent of the holders of at least two-thirds of the outstanding shares of preferred stock of all series, PNC will not:

        - create or increase the authorized number of shares of any class of stock ranking as to dividends or assets senior to the preferred stock; or

        - change the preferences, qualifications, privileges, limitations, restrictions or rights of the preferred stock in any way that materially and adversely affects the holders of the preferred stock.

     If any change to the rights of the preferred stock will affect any particular series materially and adversely as compared to any other series of preferred stock, PNC first must obtain the consent of the holders of at least two-thirds of the outstanding shares of that particular series of preferred stock.

     The holders of the preferred stock of a series will not be entitled to participate in any vote regarding a change in the rights of the preferred stock if PNC makes provision for the redemption of all the preferred stock of such series. See "Redemption by PNC" below. PNC is not required to obtain any consent of holders of preferred stock of a series in connection with the authorization, designation, increase or issuance of any shares of preferred stock that rank junior or equal to the preferred stock of such series with respect to dividends and liquidation rights.

     Under interpretations adopted by the Federal Reserve or its staff, if the holders of preferred stock of any series become entitled to vote for the election of directors because dividends on such series are in arrears as described above, that series may then be deemed a "class of voting securities" and a holder of 25% or more of such series (or a holder of 5% or more if it otherwise exercises a "controlling influence" over PNC) may then be subject to regulation as a bank holding company in accordance with the Bank Holding Company Act. In addition, when the series is deemed a class of voting securities, any other bank holding company may be required to obtain the prior approval of the Federal Reserve to acquire more than 5% of that series, and any person other than a bank holding company may be required to obtain the prior approval of the Federal Reserve to acquire 10% or more of that series.

  Liquidation of PNC

     In the event of the voluntary or involuntary liquidation of PNC, the holders of each outstanding series of preferred stock will be entitled to receive liquidating distributions before any distribution is made to the holders of common stock or of any class or series of stock of PNC ranking subordinate to that series, the amount fixed by the PNC board for that series and described in the applicable prospectus supplement, plus, if dividends on that series are cumulative, accrued and unpaid dividends.

  Redemption by PNC

     PNC may redeem the whole or any part of the preferred stock at the times and at the amount for each share set forth in the applicable prospectus supplement.

     PNC may acquire preferred stock from time to time at the price or prices that PNC determines. If any cumulative dividends payable for all past quarterly dividend periods have not been paid, or declared and set apart for payment, in full, PNC may not acquire preferred stock except in accordance with an offer made in writing or by publication to all holders of record of shares of preferred stock.

  Conversion

     The prospectus supplement may set for the rights, if any, for a holder of preferred stock to convert that preferred stock into common stock or any other class of capital securities of PNC.

PREFERRED STOCK CURRENTLY OUTSTANDING

     At August 31, 1999, PNC had five series of preferred stock outstanding:

        - 12,205 shares of $1.80 Cumulative Convertible Preferred Stock, Series A ("preferred stock-A");

        - 4,352 shares of $1.80 Cumulative Convertible Preferred Stock, Series B ("preferred stock-B");

        - 264,076 shares of $1.60 Cumulative Convertible Preferred Stock, Series C ("preferred stock-C");

        - 374,532 shares of $1.80 Cumulative Convertible Preferred Stock, Series D ("preferred stock-D"); and

        - 6,000,000 shares of Fixed/Adjustable Rate Noncumulative Preferred Stock, Series F ("preferred stock-F").

     All shares of a former series of preferred stock, designated as $2.60 Cumulative Non Voting Preferred Stock, Series E, have been redeemed and restored to the status of authorized but unissued preferred stock.

     Holders of outstanding preferred stock are entitled to cumulative dividends at the annual rates set forth below in the table titled "Summary of Certain Key Terms of Preferred Stock," which are payable quarterly when and as declared by the Board of Directors of PNC. The Board of Directors may not pay or set apart dividends on common stock until dividends for the current period and all past dividend periods on all series of outstanding preferred stock have been paid or declared and set apart for payment.

     Holders of outstanding preferred stock, other than preferred stock-F, are entitled to a number of votes equal to the number of full shares of common stock into which their preferred stock is convertible. Holders of outstanding preferred stock currently are entitled to the conversion privileges set forth below in the table titled "Summary of Certain Key Terms of Preferred Stock."

     In the event of a liquidation of PNC, holders of outstanding preferred stock are entitled to receive the amounts set forth below in the table titled "Summary of Certain Key Terms of Preferred Stock," plus all dividends accrued and unpaid thereon, before any payments are made with respect to common stock.

     Preferred stock-A, preferred stock-C and preferred stock-D are redeemable at any time at the option of PNC at redemption prices equal to the respective liquidation preference amounts stated above, plus accrued and unpaid dividends, if any. Preferred stock-B is not redeemable. Prior to September 30, 2001, preferred stock-F is not redeemable, except in limited circumstances by PNC upon certain changes to the Internal Revenue Code at a declining redemption price ranging from $52.20 to the liquidation preference amount, plus accrued and unpaid dividends (whether or not earned or declared) from the immediately preceding dividend payment date (but without any cumulation for unpaid dividends for prior dividend periods) to the date fixed for redemption. On and after September 30, 2001, preferred stock-F is redeemable at the option of PNC at its liquidation preference amount, plus accrued and unpaid dividends (whether or not earned or declared) from the immediately preceding dividend payment date (but without any cumulation for unpaid dividends for prior dividend periods) to the date fixed for redemption.

     All outstanding series of preferred stock, other than preferred stock-F, are convertible (unless called for redemption and not converted within the time allowed therefor), at any time at the option of the holder. No adjustment will be made for dividends on preferred stock converted or on common stock issuable upon conversion. The conversion rate of each series of convertible preferred stock will be adjusted in certain events, including payment of stock dividends on, or splits or combinations of, the common stock or issuance to holders of common stock of rights to purchase common stock at a price per share less than 90% of current market price as defined in the Articles of Incorporation of PNC. Appropriate adjustments in the conversion provisions also will be made in the event of certain reclassifications, consolidations or mergers or the sale of substantially all of the assets of PNC. Preferred stock-F is not convertible into shares of common stock or any other security of PNC.

     Preferred stock-A, preferred stock-B and preferred stock-F are currently traded in the over-the-counter market. Preferred stock-C and -D are listed and traded on the New York Stock Exchange. The Chase Manhattan Bank, New York, New York, is transfer agent and registrar for all outstanding series of preferred stock.

                SUMMARY OF CERTAIN KEY TERMS OF PREFERRED STOCK

                ANNUAL
               DIVIDEND
                 RATE                                     VOTING RIGHTS
PREFERRED      (PAYABLE      CUMULATIVE    CONVERSION       (BASED ON        LIQUIDATION
 SERIES       QUARTERLY)     DIVIDENDS      RATE         CONVERSION RATE)    PREFERENCE      REDEEMABLE
--------------------------------------------------------------------------------------------------------
    A        $1.80               Y             1:8       Y                    $40/share     Y
--------------------------------------------------------------------------------------------------------
    B        $1.80               Y             1:8       Y                    $40/share     Y
--------------------------------------------------------------------------------------------------------
    C        $1.60               Y           2.4:4       Y                    $20/share     Y
--------------------------------------------------------------------------------------------------------
    D        $1.80               Y           2.4:4       Y                    $20/share     Y
--------------------------------------------------------------------------------------------------------
    E                                        None Currently Outstanding
--------------------------------------------------------------------------------------------------------
    F        - 6.05% per         N             N/A       N (except in         $50/share     Y (but not
               year                                      limited                            prior to
               through                                   circumstances)                     9/30/01,
               9/29/01                                                                      except in
             - between                                                                      limited
               6.55% and                                                                    circumstances)
               12.55%
               thereafter

                        DESCRIPTION OF DEPOSITARY SHARES

GENERAL

     PNC may, at its option, elect to offer fractional interests in the preferred stock, rather than whole shares of preferred stock. If PNC does, PNC will issue to the public receipts for depositary shares, and each of these depositary shares will represent a fraction of a share of a particular series of the preferred stock. We will specify that fraction in the prospectus supplement.

     The shares of any series of the preferred stock underlying the depositary shares will be deposited under a deposit agreement between PNC and a depositary selected by PNC. The depositary will be a bank or trust company and will have its principal office in the United States and a combined capital and surplus of at least $50,000,000. The prospectus supplement relating to a series of depositary shares will set forth the name and address of the depositary. Subject to the terms of the deposit agreement, each owner of a depositary share will be entitled, in proportion to the applicable fractional interest in a share of preferred stock underlying that depositary share, to all the rights and preferences of the preferred stock underlying that depositary share. Those rights include dividend, voting, redemption, conversion and liquidation rights.

     The depositary shares will be evidenced by depositary receipts issued under the deposit agreement. PNC will issue depositary receipts to those persons who purchase the fractional shares in the preferred stock underlying the depositary shares, in accordance with the terms of the offering.

DIVIDENDS AND OTHER DISTRIBUTIONS

     The depositary will distribute all cash dividends or other cash distributions received in respect of the preferred stock to the record holders of related depositary shares in proportion to the number of depositary shares owned by those holders.

     If PNC makes a distribution other than in cash, the depositary will distribute property received by it to the record holders of depositary shares that are entitled to receive the distribution, unless the depositary determines that it is not feasible to make the distribution. If this occurs, the depositary may, with the approval of PNC, sell the property and distribute the net proceeds from the sale to the applicable holders.

REDEMPTION OF DEPOSITARY SHARES

     Whenever PNC redeems shares of preferred stock that are held by the depositary, the depositary will redeem, as of the same redemption date, the number of depositary shares representing the shares of preferred stock so redeemed. The redemption price per depositary share will be equal to the applicable fraction of the redemption price per share payable with respect to that series of the preferred stock. If fewer than all the depositary shares are to be redeemed, the depositary will select the depositary shares to be redeemed by lot or pro rata as may be determined by the depositary.

     Depositary shares called for redemption will no longer be outstanding after the applicable redemption date, and all rights of the holders of these depositary shares will cease, except the right to receive any money or other property upon surrender to the depositary of the depositary receipts evidencing those depositary shares.

VOTING THE PREFERRED STOCK

     Upon receipt of notice of any meeting at which the holders of preferred stock are entitled to vote, the depositary will mail the information contained in the notice of meeting to the record holders of the depositary shares underlying that preferred stock. Each record holder of those depositary shares on the record date (which will be the same date as the record date for the preferred stock) will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the amount of preferred stock underlying that holder's depositary shares. The depositary will try, insofar as practicable, to vote the number of shares of preferred stock underlying those depositary shares in accordance with those instructions, and PNC will agree to take all action which the depositary deems necessary in order to enable the depositary to do so. The depositary will not vote the shares of preferred stock to the extent it does not receive specific instructions from the holders of depositary shares underlying the preferred stock.

CONVERSION OF PREFERRED STOCK

     If a series of the preferred stock underlying the depositary shares is convertible into shares of PNC's common stock or any other class of capital securities of PNC, PNC will accept the delivery of depositary receipts to convert the preferred stock using the same procedures as those for delivery of certificates for the preferred stock. If the depositary shares represented by a depositary receipt are to be converted in part only, the depositary will issue a new depositary receipt or depositary receipts for the depositary shares not to be converted.

AMENDMENT AND TERMINATION OF THE DEPOSIT AGREEMENT

     PNC and the depositary may amend the form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement at any time. However, any amendment that materially and adversely alters the rights of the holders of depositary shares will not be effective unless the amendment has been approved by the holders of at least a majority of the depositary shares then outstanding. PNC or the depositary may terminate the deposit agreement only if
(i) all outstanding depositary shares have been redeemed or (ii) there has been a final distribution of the underlying preferred stock in connection with any liquidation, dissolution or winding up of PNC.

CHARGES OF DEPOSITARY

     PNC will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. PNC will also pay charges of the depositary in connection with the initial deposit of the preferred stock and any redemption of the preferred stock. Holders of depositary shares will pay other transfer and other taxes and governmental charges and such other charges as are expressly provided in the deposit agreement to be for their accounts.

RESIGNATION AND REMOVAL OF DEPOSITARY

     The depositary may resign at any time by delivering to PNC notice of its election to do so. PNC may remove the depositary at any time. Any such resignation or removal will take effect only upon the appointment of a successor depositary and its acceptance of its appointment. The successor depositary must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

MISCELLANEOUS

     The depositary will forward to the holders of depositary shares all reports and communications from PNC that PNC delivers to the depositary and that PNC is required to furnish to the holders of the preferred stock.

     Neither the depositary nor PNC will be liable if it is prevented or delayed by law or any circumstance beyond its control in performing its obligations under the deposit agreement. The obligations of PNC and the depositary under the deposit agreement will be limited to performance in good faith of their respective duties under the deposit agreement. They will not be obligated to prosecute or defend any legal proceeding relating to any depositary shares or preferred stock unless satisfactory indemnity is furnished. They may rely upon written advice of counsel or accountants, or upon information provided by persons presenting preferred stock for deposit, holders of depositary shares or other persons they believe to be competent and on documents they believe to be genuine.

                              PLAN OF DISTRIBUTION

     PNC Funding may offer and sell debt securities being offered by use of this prospectus:

        - through underwriters;

        - through dealers;

        - through agents; or

        - directly to purchasers.

     PNC may offer and sell common stock and preferred stock being offered by use of this prospectus:

        - through underwriters;

        - through dealers;

        - through agents; or

        - directly to purchasers.

     The applicable prospectus supplement will name any underwriters in connection with offered debt securities, common stock or preferred stock and will set forth any underwriting compensation paid to such underwriters. Underwritten offerings may involve underwriting syndicates represented by managing underwriters, or underwriters without a syndicate.

     The distribution of securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

     In connection with the sale of securities, underwriters or agents acting on PNC's behalf may receive compensation from PNC Funding, PNC or from purchasers of securities for whom they may act as agents, in the form of discounts, concessions or commissions. The underwriters, dealers or agents that participate in the distribution of securities may be deemed to be underwriters and any discounts or commissions received by them and any profit on the resale of securities by them may be deemed to be underwriting discounts and commissions under the Securities Act. Any such underwriter will be identified and any such compensation will be described in the prospectus supplement.

     Under agreements which may be entered into with us, underwriters, dealers and agents may be entitled to indemnification by us against certain liabilities, including liabilities under the Securities Act, and to contributions from us in respect of such liabilities. Underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

     If so indicated in the applicable prospectus supplement, PNC Funding and/or PNC will authorize the underwriters or other persons acting as PNC Funding's agents and/or PNC's agents to solicit offers by certain institutions to purchase debt securities from PNC Funding and/or preferred stock from PNC pursuant to contracts providing for payment and delivery on a future date or dates stated in the applicable prospectus supplement. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by PNC Funding or PNC. The obligations of any purchaser under any such contract will not be subject to any conditions, except that (1) the purchase of the debt securities, or the common stock or the preferred stock shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject, and (2) if debt securities or common stock or preferred stock are also being sold to underwriters, PNC Funding or PNC shall have sold to such underwriters the debt securities or the common stock or the preferred stock not sold for delayed delivery. The underwriters and such other persons will not have any responsibility in respect of the validity or performance of such contracts.

                                 LEGAL OPINIONS

     The validity of the debt securities and related guarantees and the common stock, the preferred stock and the depositary shares will be passed upon for us by Victor M. DiBattista, Chief Regional Counsel of PNC, One PNC Plaza, 249 Fifth Avenue, Pittsburgh, Pennsylvania 15222. If the securities are being distributed in an underwritten offering, the validity of the securities and related guarantees and the common stock, the preferred stock and the depositary shares will be passed upon for the underwriters by counsel identified in the applicable prospectus supplement.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements incorporated by reference in PNC Bank Corp.'s Annual Report on Form 10-K for the year ended December 31, 1998, as set forth in their report, which is incorporated by reference in this registration statement. Our consolidated financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given their authority as experts in accounting and auditing.

     Such financial statements are, and audited financial statements to be included in subsequently filed documents will be, incorporated herein in reliance upon the reports of independent auditors pertaining to such financial statements (to the extent covered by consents filed with the Securities and Exchange Commission) given on the authority of such firm as experts in accounting and auditing.

                                   THE ISSUER

                                PNC FUNDING CORP
                                 One PNC Plaza
                                249 Fifth Avenue
                              Pittsburgh, PA 15222
                                     U.S.A.

                                 THE GUARANTOR

                     THE PNC FINANCIAL SERVICES GROUP, INC.
                                 One PNC Plaza
                                249 Fifth Avenue
                              Pittsburgh, PA 15222
                                     U.S.A.

                                  UNDERWRITERS

                          J.P. MORGAN SECURITIES INC.
                                270 Park Avenue
                               New York, NY 10017
                                     U.S.A.
                           SALOMON SMITH BARNEY INC.
                        390 Greenwich Street, 4th Floor
                               New York, NY 10013
                                     U.S.A.

    GOLDMAN, SACHS & CO.       MERRILL LYNCH, PIERCE, FENNER    PNC CAPITAL MARKETS, INC.
 85 Broad Street, 29th Floor       & SMITH INCORPORATED               One PNC Plaza
     New York, NY 10004          4 World Financial Center,          249 Fifth Avenue
           U.S.A.                        7th Floor                Pittsburgh, PA 15222
                                    New York, NY 10080                   U.S.A.
                                          U.S.A.

                 PRINCIPAL PAYING AGENT, REGISTRAR AND TRUSTEE

                            THE CHASE MANHATTAN BANK
                              450 West 33rd Street
                            New York, New York 10001
                                     U.S.A.

                      LUXEMBOURG PAYING AND LISTING AGENT

                          DEUTSCHE BANK LUXEMBOURG SA
                          2 Boulevard Konrad Adenauer
                               L-1115 Luxembourg
                               CALCULATION AGENT

                            DEUTSCHE BANK AG LONDON
                                Winchester House
                           1 Great Winchester Street
                                London EC2N 2DB

                          UNITED STATES LEGAL ADVISERS

                   To PNC and PNC Funding                          To the Underwriters
    Thomas R. Moore, Esq.             ARNOLD & PORTER            CRAVATH, SWAINE & MOORE
     Senior Counsel and           Thurman Arnold Building            Worldwide Plaza
     Corporate Secretary         555 Twelfth Street, N.W.           825 Eighth Avenue
      THE PNC FINANCIAL            Washington, DC 20004            New York, NY 10019
    SERVICES GROUP, INC.                  U.S.A.                         U.S.A.
        One PNC Plaza
      249 Fifth Avenue
    Pittsburgh, PA 15222
           U.S.A.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 $1,000,000,000

                                PNC FUNDING CORP

                $300,000,000 FLOATING RATE SENIOR NOTES DUE 2003

                    $700,000,000 5.75% SENIOR NOTES DUE 2006

                         UNCONDITIONALLY GUARANTEED BY

                     THE PNC FINANCIAL SERVICES GROUP, INC.

                                    PNC LOGO

                               ------------------

                             PROSPECTUS SUPPLEMENT

                                 JULY 25, 2001
                               ------------------

                                    JPMORGAN
                              SALOMON SMITH BARNEY
                              GOLDMAN, SACHS & CO.
                              MERRILL LYNCH & CO.
                           PNC CAPITAL MARKETS, INC.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------